================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     SECURITY CAPITAL ATLANTIC INCORPORATED
                           (NAME OF SUBJECT COMPANY)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  814137 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          JEFFREY A. KLOPF, SECRETARY
                     SECURITY CAPITAL GROUP INCORPORATED
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                 (505) 982-9292

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                October 11, 1996

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

================================================================================

  CUSIP NO.: 814137 10 5


------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
(3)   SEC USE ONLY


------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

       WC, BK
------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF MARYLAND
------------------------------------------------------------------------------
                    (7)   SOLE VOTING POWER                    - 0 -

     NUMBER OF

      SHARES       -----------------------------------------------------------
                    (8)   SHARED VOTING POWER               21,545,670
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH         (9)   SOLE DISPOSITIVE POWER               - 0 -

    REPORTING

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER          21,545,670
       WITH

------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      21,545,670 Shares
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56.9%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      CO
==============================================================================

CUSIP NO.: 814137 10 5

(1)   NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      William D. Sanders
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [_]

                                                                (B) [_]

------------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      AF, PF
-------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)

                                                                   [_]
-------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
------------------------------------------------------------------------------
                   (7)    SOLE VOTING POWER                       6,155

     NUMBER OF

      SHARES       -----------------------------------------------------------
                   (8)    SHARED VOTING POWER                21,545,670
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH        (9)    SOLE DISPOSITIVE POWER                  6,155

    REPORTING

      PERSON       -----------------------------------------------------------
                   (10)   SHARED DISPOSITIVE POWER           21,545,670
       WITH

------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,551,825 Shares
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      56.9%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

       ITEM 1.  SECURITY AND ISSUER

                Shares of Common Stock, par value $.01 per share (the "Shares"), of Security Capital Atlantic Incorporated ("ATLANTIC"), Six Piedmont Center, Atlanta, Georgia 30305.

       ITEM 2.  IDENTITY AND BACKGROUND

                The persons listed in Numbers 1 and 2 below are persons filing this statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit A hereto.

       1.       (a)  Name and Organization:  Security Capital Group
                     Incorporated, a Maryland corporation ("SCG");
                (b)  Principal Business:  Real estate investment and management;
                (c) Principal Office: 125 Lincoln Avenue, Santa Fe, New Mexico 87501;
                (d) SCG has not been convicted in a criminal proceeding during the last five years;
                (e) SCG has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

       2.       (a)  Name:  William D. Sanders;
                (b) Business Address: 125 Lincoln Avenue, Santa Fe, New Mexico 87501;
                (c) Principal Employment: Chairman of the Board and Chief Executive Officer of SCG;
                (d) Mr. Sanders has not been convicted in a criminal proceeding during the last five years;
                (e) Mr. Sanders has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
                (f)  Citizenship:  United States.

       3.       (a)  Name:  Samuel W. Bodman;
                (b) Business Address: 75 State Street, Boston, Massachusetts 02109;
                (c) Principal Employment: Chairman and Chief Executive Officer of Cabot Corporation;
                (d) Mr. Bodman has not been convicted in a criminal proceeding during the last five years;
                (e) Mr. Bodman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
                (f)  Citizenship:  United States.

       4.       (a)  Name:  John P. Frazee, Jr.;
                (b) Business Address: 9512 Bull Headley Road, Quin Que Farm, Tallahassee, Florida 32312;
                (c)  Principal Employment:  Private investor;
                (d) Mr. Frazee has not been convicted in a criminal proceeding during the last five years;
                (e) Mr. Frazee has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
                (f)  Citizenship:  United States.

       5.       (a)  Name:  Cyrus F. Freidheim, Jr.;
                (b) Business Address: 225 West Wacker Drive, Chicago, Illinois 60606;
                (c) Principal Employment: Vice Chairman of Booz, Allen & Hamilton, Inc.;

            (d) Mr. Freidheim has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Freidheim has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

       6.   (a)  Name:  H. Laurance Fuller;
            (b)  Business Address:  200 East Randolph Drive, Chicago, IL 60601;
            (c) Principal Employment: Chairman, President and Chief Executive Officer of Amoco Corporation;
            (d) Mr. Fuller has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Fuller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

       7.   (a)  Name:  Ray L. Hunt;
            (b) Business Address: 1445 Ross at Field, 20th Floor, Dallas, TX 75202;
            (c) Principal Employment: Chairman, President and Chief Executive Officer of Hunt Consolidated, Inc., and Chairman and Chief Executive Officer of Hunt Oil Company;
            (d) Mr. Hunt has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Hunt has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

       8.   (a)  Name:  John T. Kelley, III;
            (b)  Business Address:  7777 Market Center Avenue, El Paso, Texas
                 79912;
            (c) Principal Employment: Managing Member of J. Edwards Jewelry Distributing Company, L.L.C.;
            (d) Mr. Kelley has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Kelley has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

       9.   (a)  Name:  Peter S. Willmott;
            (b) Business Address: 919 North Michigan Avenue, Suite 1220, Chicago, IL 60611;
            (c) Principal Employment: Chairman and Chief Executive Officer of Willmott Services, Inc. and interim Chief Executive Officer and President of Zenith Electronics Corporation;
            (d) Mr. Willmott has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Willmott has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

      10.   (a)  Name:  C. Ronald Blankenship;
            (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico
                 87501;
            (c) Principal Employment: Chairman of Security Capital Pacific Trust and Managing Director of SCG;
            (d) Mr. Blankenship has not been convicted in a criminal proceeding during the last five years;

            (e) Mr. Blankenship has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

     11.    (a)  Name:  Michael Simmons;
            (b)  Business Address:  7777 Market Center Avenue, El Paso, Texas
                 79912;
            (c) Principal Employment: Managing Director and Chief Administrative Officer of SCG;
            (d) Mr. Simmons has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Simmons has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

     12.    (a)  Name:  Thomas G. Wattles;
            (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico
                 87501;
            (c) Principal Employment: Co-Chairman and Chief Investment Officer of Security Capital Industrial Trust and Managing Director of SCG;
            (d) Mr. Wattles has not been convicted in a criminal proceeding during the last five years;
            (e) Mr. Wattles has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
            (f)  Citizenship:  United States.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            SCG acquired Shares primarily by purchase from working capital and from funds borrowed under SCG's $300 million revolving line of credit facility with a syndicate of banks agented by Wells Fargo Realty Advisors Funding, Incorporated. In particular, SCG purchased approximately $260 million of Shares between October 1993 and June 1994, approximately $6.6 million of Shares in August 1994, approximately $94.8 million of Shares between March 1995 and June 1995, approximately $50 million of Shares between November 1995 and May 1996 and approximately $10 million of Shares in ATLANTIC's recent initial public offering.

     ITEM 4.  PURPOSE OF TRANSACTION

            SCG has purchased ATLANTIC's Shares to provide ATLANTIC with capital to acquire and develop multifamily properties. SCG intends to play a major role in the direction of ATLANTIC for the purpose of maximizing the value of ATLANTIC. Except as otherwise noted, SCG does not have any plans or proposals that relate to or would result in the following:

            (a) The acquisition of additional securities of ATLANTIC or the disposition of securities of ATLANTIC, except that SCG may acquire Shares in the future at the same times and on the same terms available to other shareholders or to the general public and that SCG intends, over time, to allow its ownership interest in ATLANTIC to fall between 40% and 50% as ATLANTIC conducts future equity offerings;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ATLANTIC or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of ATLANTIC or any of its subsidiaries;

          (d) Any change in the present board of directors or management of ATLANTIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of ATLANTIC;

          (f) Any other material change in ATLANTIC's business or corporate structure;

          (g) Changes in ATLANTIC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ATLANTIC by any person;

          (h)  Causing the Shares to be delisted from the New York Stock
               Exchange;

          (i) A class of equity securities of ATLANTIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                                          Number of Shares      Percent of
Person                                                   Beneficially Owned     All Shares
------                                                   ------------------     ----------
Security Capital Group Incorporated                           21,545,670(1)          56.9%
     William D. Sanders (Corporate Ownership)                 21,545,670(2)          56.9
     William D. Sanders (Personal Ownership)                       6,155                *
Samuel W. Bodman                                                       0                *
John P. Frazee, Jr.                                                6,250                *
Cyrus F. Freidheim, Jr.                                            2,500                *
H. Laurance Fuller                                                   500                *
Ray L. Hunt                                                        3,000                *
John T. Kelley, III                                                    0                *
Peter S. Willmott                                                  1,250                *
C. Ronald Blankenship                                                500                *
Michael Simmons                                                        0                *
Thomas G. Wattles                                                   12.5                *

*    Less than 1%

(1) These Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of SCG, and are pledged to secure SCG's $300 million revolving line of credit facility with a syndicate of banks. As of October 8, 1996, there were $87 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned by SCG of Security Capital Pacific Trust, Security Capital Industrial Trust and Security Capital U.S. Realty, an entity based in Luxembourg which invests in real estate operating companies in the United States. SCG estimates that the aggregate market value of the pledged securities exceeded $2.0 billion as of October 8, 1996. SCG was in compliance with all covenants under the line of credit at June 30, 1996.

     (2) Mr. Sanders may be deemed to beneficially own these Shares, which are owned by SCG, because Mr. Sanders, as Chairman and Chief Executive Officer of SCG, shares voting and dispositive power with respect to all Shares owned by SCG.

          (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table, except that SCG purchased 416,666 Shares at $24.00 per Share in ATLANTIC's initial public offering on October 18, 1996.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the persons listed in the above tables.

          (e) No person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          ATLANTIC and SCG are parties to an Investor Agreement, dated as of October 28, 1993 (the "Investor Agreement"), which required SCG to purchase a minimum of $21.5 million in Shares, subject to certain conditions. The Investor Agreement, among other things, requires ATLANTIC to obtain SCG's approval of (i) ATLANTIC's annual operating budget and substantial deviations therefrom, (ii) contracts for investment management, property management or leasing services or that contemplate annual payments in excess of $100,000 and (iii) acquisitions or dispositions in a single transaction or a group of related transactions where the purchase price exceeds $5 million. The Investor Agreement also provides that, so long as SCG owns at least 10% of ATLANTIC's outstanding Shares, ATLANTIC may not increase its board of directors to more than seven members. SCG is entitled to designate one or more persons as directors, and ATLANTIC is obligated to use its best efforts to cause the election of such persons as follows: (i) so long as SCG owns at least 10% but less than 20% of the outstanding Shares, it is entitled to nominate two persons; and (ii) so long as SCG owns at least 20% of the outstanding Shares, it is entitled to nominate three persons. A copy of the Investor Agreement is filed as Exhibit B hereto.

          Under Maryland law, certain "business combinations" between a Maryland corporation and any person who (i) beneficially owns 10% or more of the voting power of the corporation's shares or (ii) is an affiliate of the corporation who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the voting stock of the corporation, are prohibited for five years. Thereafter, any such business combination must be recommended by the board of directors and approved by at least (i) 80% of the outstanding voting shares of the corporation and (ii) two-thirds of the disinterested holders of outstanding voting shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors. ATLANTIC's Board of Directors has exempted from these provisions any business combination with SCG and its affiliates and successors.

          Maryland law also provides that "Control Shares" of a Maryland corporation acquired in a "Control Share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by disinterested holders. However, the Control Share acquisition statute does not apply to acquisitions approved or exempted by the charter or bylaws of the corporation. ATLANTIC's Bylaws contain a provision exempting any and all acquisitions by SCG and its affiliates and successors from the provisions of the Control Share acquisition statute.

          On March 12, 1996, ATLANTIC's Board of Directors declared a dividend of one preferred share purchase right (a "Purchase Right") for each Share outstanding pursuant to the Rights Agreement, dated as of March 12, 1996, between ATLANTIC and The First National Bank of Boston (the "Rights Agreement"). Each purchaser of a Share subsequent to March 12, 1996 will also receive a Purchase Right with each Share purchased. Each Purchase Right entitles the holder, under certain circumstances, to purchase from ATLANTIC two one-hundredths of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Participating Preferred Shares"), at a price of $40 per one one-hundredth of a Participating Preferred Share, subject to adjustment. Purchase Rights are exercisable when a person or group of persons (other than certain affiliates of ATLANTIC) acquires 20% or more of the outstanding Shares or announces a tender offer for 25% or more of the outstanding Shares. Under certain circumstances, each Purchase Right entitles the holder to purchase, at the Purchase Right's then current exercise price, a number of Shares having a market value of twice the Purchase Right's exercise price. The acquisition of ATLANTIC pursuant to certain mergers or other business transactions would entitle each holder to purchase, at the Purchase Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time equal to twice the Purchase Right's exercise price. The Purchase Rights held by certain 20% shareholders (other than certain affiliates of ATLANTIC) would not be exercisable. The Rights Agreement exempts acquisitions by SCG and its affiliates and successors from these provisions. A copy of the Rights Agreement is filed as Exhibit C hereto.

          ATLANTIC's Charter restricts ownership of ATLANTIC's outstanding shares of stock by a single person, or persons acting as a group, to 9.8% of such shares. The purposes of this provision are to assist in preserving ATLANTIC's status as a real estate investment trust for federal income tax purposes and to protect the interests of ATLANTIC's shareholders in takeover transactions by preventing the acquisition of a substantial block of Shares unless the acquiror makes a cash tender offer for all outstanding Shares. ATLANTIC's Board of Directors has exempted SCG from this restriction. A copy of ATLANTIC's Charter is filed as Exhibit D hereto.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following are filed as exhibits: a written agreement relating to the filing of the joint acquisition statement, a copy of the Investor Agreement dated as of October 28, 1993 between ATLANTIC and SCG, a copy of the Rights Agreement dated as of March 12, 1996 between ATLANTIC and The First National Bank of Boston, a copy of ATLANTIC's Charter and a copy of a Power of Attorney and Confirming Statement for William D. Sanders.

                                   SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date:  October 21, 1996            SECURITY CAPITAL GROUP INCORPORATED



                                        By: /s/ Jeffrey A. Klopf
                                            -----------------------------
                                        Name:  Jeffrey A. Klopf
                                        Title: Secretary


                                        WILLIAM D. SANDERS



                                        By: /s/ Jeffrey A. Klopf
                                            -----------------------------
                                        Name:  Jeffrey A. Klopf, as
                                               attorney-in-fact

                                 EXHIBIT INDEX
                                 -------------


       EXHIBIT A      Agreement relating to filing of joint acquisition
                      statement.

       EXHIBIT B      Investor Agreement dated as of October 28, 1993 between
                      ATLANTIC and SCG.

       EXHIBIT C      Rights Agreement dated as of March 12, 1996 between
                      ATLANTIC and The First National Bank of Boston.

       EXHIBIT D      ATLANTIC's Charter.

       EXHIBIT E      Power of Attorney and Confirming Statement for William D.
                      Sanders.

                                                                       EXHIBIT A
                                                                       ---------


     This Agreement is entered into by and among Security Capital Group Incorporated, a Maryland corporation, and William D. Sanders, an individual.

     Each of the persons named above hereby agrees that the Schedule 13D of even date herewith and to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

     This Agreement may be executed in multiple counterparts, each of which shall constitute an original.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 21st day of October, 1996.

                                    SECURITY CAPITAL GROUP INCORPORATED



                                    By:/s/Jeffrey A. Klopf
                                       ---------------------------------------
                                         Jeffrey A. Klopf
                                         Secretary


                                    WILLIAM D. SANDERS



                                    By:/s/Jeffrey A. Klopf
                                       ---------------------------------------
                                         Jeffrey A. Klopf, as attorney-in-fact

                                                                       EXHIBIT B

                               INVESTOR AGREEMENT
                               ------------------


     THIS INVESTOR AGREEMENT (this "Agreement") is made and entered into as of October 28, 1993, by and between Security Capital Atlantic Incorporated, a Delaware corporation (the "Company"), and Security Capital Realty Incorporated, a Delaware corporation (the "Purchaser").

                              W I T N E S S E T H
                              -------------------

     WHEREAS, the Purchaser desires to purchase shares of Common Stock, $.01 par value per share, of the Company (the "Shares");

     WHEREAS, the Purchaser is willing to purchase the Shares upon the terms and conditions set forth herein and in consideration of the covenants of the Company contained herein;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements and warranties herein contained, the parties hereto agree as follows:

     1. Purchase of Shares. Subject to the terms and conditions herein set forth, the Purchaser agrees to purchase a minimum of 21,500 Shares at a price of $1,000 per Share for an aggregate purchase price of $21,500,000.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

          (a) Due Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all necessary power to own its properties and to conduct its business as now conducted. The Company is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to so qualify will not have a material adverse effect on the Company and its subsidiaries taken as a whole.

          (b) Authorization. The Company has the requisite power to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor compliance with the terms, conditions or provisions of this Agreement will be a violation of any of the terms, conditions or provisions of the Company's Certificate of Incorporation or Bylaws or of any material agreement or instrument to which the Company is a party or by which the Company or any of its material properties may be bound, or constitute a default or create a right of termination or acceleration thereunder, or result in the creation or imposition of any security interest, mortgage, lien, charge or encumbrance of any nature whatsoever upon the Company or any of its properties or assets.

          (c) Issuance. The Shares, when sold and delivered by the Company to the Purchaser pursuant to this Agreement, will be duly authorized, validly issued and, when paid for, will be fully paid and non-assessable, free and clear of any security interest, lien, charge or encumbrance whatsoever (other than arising from this Agreement) and will have the voting powers, preferences and other rights, and will be subject to qualifications and restrictions, as set forth in the Company's Certificate of Incorporation or any amendment thereto or restatement thereof.

          (d) Real Estate Operating Company. As of the date of the Company's first investment, other than any short-term investment of funds pending long-term commitment, at least 50% of its assets, valued at cost, were invested in real estate that was "managed or developed" within the meaning of Department of Labor regulations at 29 C.F.R. section 2510.3-101(e)(1). At least 50% of its assets, valued at cost, have been, and will continue to be, invested in real estate which is "managed or developed", within the meaning of such regulations, on at least one day in each "annual valuation period" of the Company, within the meaning of 29 C.F.R. section 2510.3-101(d)(5)(ii). At all times from the date of the Company's first investment, other than any short-term investment of funds pending long-term commitment, the Company in the ordinary course of its business has been, and will continue to be, engaged directly in real estate management or development activities, within the meaning of 29 C.F.R. section 2510.3-101(e)(2).

     3. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

          (a) Due Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power to own its properties and to conduct its business as now conducted.

          (b) Authorization. The Purchaser has the requisite power to enter into this Agreement and to carry out its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. Neither the execution and delivery of this Agreement, consummation of the transactions contemplated hereby, nor compliance with the terms, conditions or provisions of this Agreement will be a violation of any of the terms, conditions or provisions of the Purchaser's charter or bylaws, or of any material agreement or instrument to which the Purchaser is a party or by which the Purchaser or any of its material properties may be bound or constitute a default or create a right of termination or acceleration thereunder.

          (c) Purchase for Investment. The Purchaser is purchasing the Shares for its own account and not with a view to or for sale in connection with any public distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser understands that the Shares will not be registered under the Securities

     Act and cannot be resold without registration thereunder or exemption therefrom.

          (d) Sophistication of the Purchaser. The Purchaser believes it has sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of investment in the Shares. The Purchaser has the ability to bear the economic risk of acquiring the Shares.

          (e) Access to Information. The Purchaser has been supplied with, or had access to, information to which a reasonable investor would attach significance in making investment decisions, including, but not limited to, information with respect to the Company's current financial condition, business and prospects as it has requested, to answer all of its inquiries about the Company, and to enable it to make its decision to purchase the Shares.

          (f) Transfer Restrictions. The Purchaser hereby acknowledges that the Shares will not be registered under the Securities Act or any state securities laws, and will be offered and sold pursuant to exemptions therefrom. The Purchaser agrees that it will not transfer all or any portion of such Shares unless such transfer has been registered or is exempt from registration under the Securities Act and any applicable state securities laws. The Shares shall contain a prominent legend with respect to the restrictions specified in this Section 4(f). The Purchaser acknowledges that it may not transfer the Shares if such transaction would, in the reasonable belief of the Company, constitute a non-exempt prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), would jeopardize the Company's election, if any, to be taxed as a real estate investment trust, would cause the Company's assets to become "plan assets" as defined in regulations at 29 C.F.R. section 2510.3-101, or would otherwise cause the Company to be subject to ERISA.

          (g) Accredited Investor. The Purchaser is an "accredited investor," as such term is defined in Regulation D promulgated under the Securities Act.

     4. Conditions to the Obligations of the Company. The obligations of the Company under this Agreement are subject to the fulfillment of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties in this Agreement made by the Purchaser shall be true in all material respects on the date hereof.

          (b) Performance. The Purchaser shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by them.

          (c) Injunctions. No preliminary or permanent injunction or other final order by any United States Federal or state court shall have been issued which prevents the purchase or sale of the Shares.

     5. Conditions to the Obligations of the Purchaser. The obligations of the Purchaser under this Agreement are subject to the fulfillment of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties in this Agreement made by the Company shall be true in all material respects on the date hereof.

          (b) Performance. The Company shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it.

          (c) Injunctions. No preliminary or permanent injunction or other final order by any United States Federal or state court shall have been issued which prevents the purchase or sale of the Shares.

          (d) Offering. The Shares shall have been offered and sold in a transaction exempt from the registration requirements of the Securities Act. Such transaction shall be in compliance with the Securities Act and with all applicable rules and regulations of the Securities and Exchange Commission and all applicable state securities laws.

          (e) Material Adverse Change. There shall not have occurred since the date hereof any material adverse change to the business, properties or financial condition of the Company not caused by any action of the Purchaser or any of its affiliates (other than the Company).

          (f) Legal Proceedings. The absence of any newly adopted statutes or regulations, or any pending or threatened legal or governmental proceedings, which would have a material adverse effect on the Shares being offered or the Company's business or operations, or which challenge or seek to enjoin any sale of Shares to the Purchaser.

     6. Covenants of the Company. The Company covenants and agrees with the Purchaser as follows:

          (a) Board Representation. So long as the Purchaser owns 10% or more of the Shares, the Company shall not increase the number of members of its Board of Directors to more than seven (7), and Purchaser shall be entitled to designate one or more persons for nomination to the Company Board of Directors (such person, a "Nominee") as follows and the Company will use its best efforts to cause the election of such Nominee or Nominees:

               (i) So long as the Purchaser owns at least 10% but less than 20% of the outstanding Shares, two (2) Nominees;

               (ii) So long as the Purchaser owns 20% or more of the outstanding Shares, three (3) Nominees.

          (b) Budget. The Company shall submit its annual budget to the Purchaser in December of each year and shall not implement or approve such budget until the Company receives the approval of the Purchaser.

          (c) Expenses. Without the prior approval of the Purchaser, the Company shall not incur expenses in any year exceeding (i) any line item in the annual budget by 20% and (ii) the total expenses set forth in the annual budget by 5%.

          (d) Assets. Without the prior approval of the Purchaser's internal investment committee, the Company shall not acquire or sell any assets in any single transaction or any series of related transactions where the aggregate purchase price paid or received by the Company exceeds $5,000,000.

          (e) Contracts. The Company shall submit to the Purchaser for its approval any existing contract with a service provider and, without the prior approval of the Purchaser, the Company shall not enter into any new contract with a service provider (i) for investment management, property management, or leasing services or (ii) that reasonably contemplates annual contract payments by the Company in excess of $100,000. In the event that the Purchaser fails to approve any such existing service contract, the Company shall take reasonable steps to terminate or amend such contract to the satisfaction of the Purchaser. All service contracts entered by the Company shall be terminable by the Company, without cause, upon not more than 30-days' notice.

          (f) Inspection. At any time during regular business hours and as often as reasonably requested of the Company's officers, permit the Purchaser or any authorized employee, agent or representative of the Purchaser to examine and make copies and abstracts from the records and books of account of, and to visit the properties of, the Company and to discuss the affairs, finances, and accounts of the Company with any of its officers of directors; provided, that all costs and expenses of such inspection shall be borne by the Purchaser.

     The approval of the Purchaser pursuant to paragraphs (b), (c) and (e) of this Section 6 shall be deemed to have been received if the Purchaser does not communicate otherwise to the Company by the fifteenth day after the Purchaser shall have received a written request for such approval.

     7.   Registration Rights.
          -------------------

          (a) Demand. At any time after (i) the Company has completed a public offering of the Shares under the Securities Act of 1933, as amended (the "Securities Act") and the Shares are registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the "Exchange Act") and (ii) the first anniversary of the date of this Agreement, the Purchaser may request one registration of all or any part of its Registrable Securities (as defined herein) pursuant to Rule 415 under the Securities Act by delivering written notice to the Company specifying the number of Registrable Securities that the Purchaser desires to sell and the Company shall use its reasonable efforts to effect the registration of such Registrable Securities under the Securities Act.

          (b) Registration Procedures. If and whenever the Company is required by any of the provisions of this Section 3 to use its reasonable efforts to effect the registration of any of the Registrable Securities under the Securities Act, the Company shall:

               (i) prepare and file with the Commission a registration statement with respect to such securities and use its reasonable efforts to cause such registration statement to become effective and remain effective for as long as shall be necessary to complete the distribution of at least 90% of the Registrable Securities so registered;

               (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for so long as shall be necessary to complete the distribution of at least 90% of the Registrable Securities so registered and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement whenever the holders of such Registrable Securities shall desire to sell or otherwise dispose of the same within such period;

               (iii) furnish to each seller of Registrable Securities such numbers of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement, including any preliminary prospectus, and any amendment or supplement thereto, and such other documents, as such seller of Registrable Securities may reasonably request in order to facilitate the sale or other disposition of the Registrable Securities owned by such holder;

               (iv) use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each seller of Registrable Securities shall reasonably request, and do any and all other acts and things reasonably requested by such seller of Registrable Securities to assist such seller to consummate the public sale or other disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

               (v) otherwise use its reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, beginning with the first fiscal quarter beginning after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

               (vi) use its reasonable efforts to list such securities on any securities exchange on which any securities of the Company are then listed, if the listing of such securities is then permitted under the rules of such exchange; and

               (vii) notify each seller of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

          (c) Company's Ability to Postpone. The Company shall have the right to postpone the filing of a registration statement under this Section 7 for a reasonable period of time (not exceeding 60 days) if the Company furnishes the Purchaser with a certificate signed by the Chairman of the Board or the President of the Company stating that, in its good faith judgment, the Company's board of directors has determined that effecting the registration at such time would adversely affect a material financing, acquisition, disposition of assets or stock, merger or other comparable transaction or would require the Company to make public disclosure of information the public disclosure of that would have a material adverse effect upon the Company.

          (d)  Expenses.

               (i) Except as set forth in Section (d)(ii), all expenses incurred in the registration of Registrable Securities under this Agreement shall be paid by the Purchaser. The expenses shall include, without limitation, the expenses of preparing the registration statement and the prospectus used in connection therewith and any amendment or supplement thereto, printing and photocopying expenses, fees and disbursements of counsel for the holders of Registrable Securities, all registration and filing fees under Federal and state securities laws, and expenses of complying with the securities or blue sky laws of any jurisdictions.

               (ii) The Company shall pay the expenses of any audits to which the Company shall agree and which shall be necessary to comply with governmental requirements in connection with such registration.

          (e) Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 7:

               (i) Indemnity by Company. Without limitation of any other indemnity provided to the Purchaser, to the extent permitted by law, the Company will indemnify and hold harmless the Purchaser and its officers, directors and partners and each individual, partnership, corporation, trust or unincorporated organization (a "Person") if any, who controls the Purchaser (within the meaning of the Securities Act or the Exchange Act), against any losses, claims, damages, liabilities and expenses (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto), (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, and the Company will reimburse the Purchaser and its officers, directors and partners, and any controlling person thereof for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability, expense or action; provided, however, that the Company shall not be liable in any such case for any such loss, claim, damage, liability, expense or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Purchaser or any officer, director, partner or controlling person thereof.

               (ii) Indemnity by the Purchaser. In connection with any registration statement in which the Purchaser is participating, the Purchaser will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or Exchange Act) against any losses, claims, damages, liabilities and expenses resulting from any Violation, but only to the extent that such Violation is contained in any information or affidavit so furnished in writing by the Purchaser; provided, that the obligation to indemnify will be several and not joint and several with any other Person and will be limited to the net amount received by the Purchaser from the sale of Registrable Securities pursuant to such registration statement.

               (iii) Notice; Right to Defend. Promptly after receipt by an indemnified party under this Section (e) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section (e), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, if the indemnifying party agrees in writing that it will be responsible for any costs, expenses, judgments, damages and losses incurred by the indemnified party with respect to such claim, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if the indemnified party reasonably believes that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section (e) only if and to the extent that such failure is prejudicial to its ability to defend such action, and the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party other than under this Section (e).

               (iv) Contribution. If the indemnification provided for in this Section (e) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount the Purchaser shall be obligated to contribute pursuant to this Section (e)(iv) shall be limited to an amount equal to the proceeds to the Purchaser of the Registrable Securities sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Purchaser has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities).


               (v) Survival of Indemnity. The indemnification provided by this Section (e) shall be a continuing right to indemnification and shall survive the registration and sale of any securities by any Person entitled to indemnification hereunder and the expiration or termination of this Agreement.

          (f)  Limitations on Registration Rights.

               (i) The Company shall not, without the prior written consent of the Purchaser include in any registration in which the Purchaser has a right to participate pursuant to this Agreement any securities of any Person other than the Purchaser.

               (ii) The Purchaser shall not, without the prior written consent of the Company, effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of securities of the Company during any period commencing 30 days prior to and ending 60 days after the effective date any registration statement filed by the Company on behalf of any Person (including the Company), other than a registration statement on Form S-8 or any successor form.

          (g) Registrable Security. The term Registerable Security means (i) any Shares issued to the Purchaser pursuant to the terms of this Agreement,
     (ii) any other Shares issued to the Purchaser and (iii) any Shares or other securities that may subsequently be issued with respect to such Shares as a result of a stock split or dividend or any sale, transfer, assignment or other transaction by the Company or the Purchaser involving the Shares and any securities into which the Shares may thereafter be changed as a result of merger, consolidation, recapitalization or otherwise. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been distributed to the public pursuant to an offering registered under the Securities Act or sold to the public through a broker, dealer or market-maker in compliance with Rule 144 under the Securities Act.

          (h) Assignment. The Purchaser may assign without the consent of the Company its rights under this Section 7 with respect to any Registrable Securities to any party (a "Lender") to whom it pledges, assigns or hypothecates such Registrable Securities. If (i) the Purchaser assigns its rights under this Section 7 with respect to Registrable Securities having an aggregate offering value of at least $10,000,000 to a Lender, (ii) any Event of Default occurs and is continuing under the related loan agreement between the Purchaser and the Lender and (iii) the Company has not completed a public offering of the Shares under the Securities Act and the Shares are not registered under Section 12(b) or 12(g) of the Exchange Act, the Lender may request one registration of all or part of its Registrable Securities having an aggregate offering value of at least $10,000,000 on Form S-11 (or any successor form) under the Securities Act by delivering written notice to the Company specifying the number of Registrable Securities that the Lender desires to sell and the Company shall use its reasonable efforts to effect the registration of such Registrable Securities under the Securities Act in accordance with and subject to the provisions of this Section 7.

     8. Rule 144. From and after the time the Company has securities registered under Section 12(b) or 12(g) of the Exchange Act, in order to permit the Purchaser to sell the Registrable Securities it holds, if it so desires, from time to time pursuant to Rule 144 under the Securities Act, or any successor to such rule, the Company shall make available adequate current public information and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act.

     9.   Miscellaneous.

     (a) Survival of Representations, Warranties and Covenants. All representations, warranties and covenants contained herein shall survive the execution of this Agreement and shall remain in full force and effect following the consummation of the sale and purchase of the Shares; provided, that this Agreement shall terminate and be of no further force or effect if the Purchaser's beneficial ownership of Shares decreases below 10% of the Shares then outstanding.

     (b) Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors, assigns and affiliates, but shall not be assignable by any party hereto without the prior written consent of the other party hereto, except as set forth in Section 7(h).

     (c) Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be given by delivery, by telex, telecopier or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

     If to the Company:

     Security Capital Atlantic Incorporated
     1790 Commerce Park Drive
     El Paso, Texas  79912
     Attention:  Paul E. Szurek
     Facsimile:  (915) 877-3301

     If to the Purchaser:

     Security Capital Realty Incorporated
     1790 Commerce Park Drive
     El Paso, Texas  79912
     Attention:  Paul E. Szurek
     Facsimile:  (915) 877-3301


or to such other address with respect to a party as such party shall notify the other in writing.

     (d) Waiver. No party may waive any of the terms or conditions of this Agreement, except by a duly executed writing referring to the specific provision to be waived.

     (e) Amendment. This Agreement may be amended only by a writing duly executed by both the Company and the Purchaser.

     (f) Severability. Insofar as is possible, each provision of this Agreement shall be interpreted so as to render it valid and enforceable under applicable law and severable from the remainder of this Agreement. A finding that any such provision is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any other provision or the validity or enforceability of such provision under the laws of any other jurisdiction.

     (g) Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto and their affiliates, with respect to the subject matter hereof.

     (h) Expenses. Except as otherwise expressly contemplated herein to the contrary, regardless of whether the transactions contemplated hereby are consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

     (i) Captions. The Section and Paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     (j) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

     (k) Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the day and year first executed.

                         SECURITY CAPITAL ATLANTIC INCORPORATED

                         /s/ Paul E. Szurek
                         _____________________________________
                         Paul E. Szurek
                         Secretary


                         SECURITY CAPITAL REALTY INCORPORATED

                         /s/ Constance B. Moore
                         _____________________________________
                         Constance B. Moore
                         Senior Vice President

                                                                       EXHIBIT C










===============================================================================

                                RIGHTS AGREEMENT

                                    between

                    SECURITY CAPITAL ATLANTIC INCORPORATED

                                      and

                       THE FIRST NATIONAL BANK OF BOSTON

                                  Rights Agent

                          Dated as of March 12, 1996

===============================================================================

                               TABLE OF CONTENTS


                                                                                    page
                                                                                    ----

Section 1.      Certain Definitions.................................................   1

Section 2.      Appointment of Rights Agent.........................................   4

Section 3.      Issuance of Right Certificates......................................   5

Section 4.      Form of Right Certificates..........................................   7

Section 5.      Countersignature and Registration...................................   7

Section 6.      Transfer, Division, Combination and Exchange of
                Right Certificates; Mutilated, Destroyed, Lost
                or Stolen Right Certificates........................................   8

Section 7.      Exercise of Rights; Purchase Price; Expiration Date of Rights.......   9

Section 8.      Cancellation and Destruction of Right Certificates..................  11

Section 9.      Availability of Preferred Shares....................................  11

Section 10.     Preferred Shares Record Date........................................  12

Section 11.     Adjustment of Purchase Price, Number of Shares or Number of Rights..  12

Section 12.     Certificate of Adjusted Purchase Price or Number of Shares..........  19

Section 13.     Consolidation, Merger or Sale or Transfer of Assets or Earning Power  19

Section 14.     Fractional Rights and Fractional Shares.............................  21

Section 15.     Rights of Action....................................................  22

Section 16      Agreement of Right Holders..........................................  23

Section 17.     Right Certificate Holder Not Deemed a Shareholder...................  23

Section 18.     Concerning the Rights Agent.........................................  24

Section 19.     Merger or Consolidation or Change of Name of Rights Agent...........  24


                                                                                    Page
                                                                                    ----
Section 20.     Duties of Rights Agent..............................................  25

Section 21.     Change of Rights Agent..............................................  27

Section 22.     Issuance of New Right Certificates..................................  28

Section 23.     Redemption..........................................................  28

Section 24.     Exchange............................................................  29

Section 25.     Notice of Certain Events............................................  30

Section 26.     Notices.............................................................  31

Section 27.     Supplements and Amendments..........................................  31

Section 28.     Successors..........................................................  32

Section 29.     Benefits of this Agreement..........................................  32

Section 30.     Severability........................................................  32

Section 31.     Governing Law.......................................................  32

Section 32.     Counterparts........................................................  32

Section 33.     Descriptive Headings................................................  32

Section 34.     Notice as to Liability of Directors and Shareholders................  33

Exhibit A -     Form of Articles Supplementary of Security Capital Atlantic
                Incorporated

Exhibit B -     Form of Right Certificate

                               RIGHTS AGREEMENT
                               ----------------


     Agreement, dated as of March 12, 1996 between Security Capital Atlantic Incorporated, a Maryland corporation (the "Corporation"), and The First National Bank of Boston, a national banking association (the "Rights Agent").

     The Board of Directors of the Corporation has authorized and declared a dividend of one preferred share purchase right (a "Right") for each Common Share (as hereinafter defined) of the Corporation outstanding as of the close of business on March 12, 1996 (the "Record Date"), each Right representing the right to purchase one one-hundredth of a Preferred Share (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further agreed to authorize and direct the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the first to occur of the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined).

     Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

     Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

          "Acquiring Person" shall mean any Person (as hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as hereinafter defined) of 20% or more of the Common Shares of the Corporation then outstanding, but shall not include the SCG Group, the Corporation, any Affiliate or Subsidiary (as hereinafter defined) of the Corporation, any employee benefit plan of the Corporation or of any Affiliate or Subsidiary of the Corporation or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of (i) an acquisition of Common Shares by the Corporation which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares beneficially owned by such Person to 20% or more of the Common Shares of the Corporation then outstanding, or (ii) the acquisition by such Person of newly issued Common Shares directly from the Corporation (it being understood that a purchase from an underwriter or other intermediary is not directly from the Corporation); provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding, by reason of Common Share purchases by the Corporation or the receipt of newly issued Common Shares directly from the Corporation and shall, after such Common Share purchases or direct issuance by the Corporation, become the Beneficial Owner of any additional Common Shares of the Corporation, then such Person shall be deemed to be an "Acquiring Person"; provided further, however, that any transferee from such Person who becomes the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding shall nevertheless be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Corporation determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable (and in any event within ten Business Days after notification by the Corporation) a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

          "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement.

          A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

               (i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

               (ii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, whether written or oral (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; (B) the sole or shared right to vote or dispose (including any such right pursuant to any agreement, arrangement or understanding, whether written or oral); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or (C) "beneficial ownership" (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act); or

               (iii) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to clause (B) of subparagraph (ii) of this definition) or disposing of any securities of the Corporation.

          Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to the Beneficial Ownership of securities of the Corporation by any Person, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder.

          "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

          "Close of business" on any given date shall mean 5:00 P.M., Eastern time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., Eastern time, on the next succeeding Business Day.

          "Common Shares" when used with reference to the Corporation shall mean the shares of common stock, par value $0.01 per share, of the Corporation. "Common Shares" when used with reference to any Person other than the Corporation shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or the equity securities or other equity interest having power to control or direct the management of such other Person.

          "Distribution Date" shall have the meaning set forth in Section 3 hereof.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Final Expiration Date" shall have the meaning set forth in Section 7 hereof.

          "Person" shall mean any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

          "Preferred Shares" shall mean the shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Corporation having the rights and preferences set forth in the form of Articles Supplementary attached to this Agreement as Exhibit A.

          "Purchase Price" shall have the meaning set forth in Section 4 hereof.

          "Redemption Date" shall have the meaning set forth in Section 7 hereof.

          "Right Certificate" shall have the meaning set forth in Section 3 hereof.

          "SCG" shall mean Security Capital Group Incorporated, a Maryland corporation.

          "SCG Group" shall mean SCG, together with its wholly owned subsidiaries, Affiliates and Associates.

          "Securities Act" shall mean the Securities Act of 1933, as amended.

          "Shares Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) promulgated under the Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such.

          "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

          "Triggering Event" shall mean any event described in Section 11(a)(ii) or Section 13(a).

     Any determination or interpretation required in connection with any of the definitions contained in this Section 1 shall be made by the Board of Directors of the Corporation in their good faith judgment, which determination shall be final and binding on the Rights Agent.

     Section 2. Appointment of Rights Agent. The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.

     Section 3.  Issuance of Right Certificates.

     (a) Until the earlier of (i) the close of business on the tenth day after the Shares Acquisition Date, (ii) the close of business on the fifteenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than SCG Group, the Corporation, any Affiliate or Subsidiary of the Corporation, any employee benefit plan of the Corporation or of any Affiliate or Subsidiary of the Corporation or any entity holding Common Shares for or pursuant to the terms of any such plan) of, or of the first public announcement of the intention of any Person (other than SCG Group, the Corporation, any Affiliate or Subsidiary of the Corporation, any employee benefit plan of the Corporation or of any Affiliate or Subsidiary of the Corporation or any entity holding Common Shares for or pursuant to the terms of any such plan) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of Common Shares aggregating 25% or more of the then outstanding Common Shares, or (iii) the close of business on the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of filing by any Person of, or the first public announcement of the intention of any Person to file, any application, request, submission or other document with any federal or state regulatory authority seeking approval of, attempting to rebut any presumption of control upon, or otherwise indicating an intention to enter into, any transaction or series of transactions the consummation of which would result in any Person (other than the SCG Group) becoming the Beneficial Owner of Common Shares aggregating 25% or more of the then outstanding Common Shares, other than a transaction in which newly issued Common Shares are issued directly by the Corporation to such Person (including any such date which is after the date of this Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying Common Shares (including a transfer to the Corporation). As soon as practicable after the Distribution Date, the Corporation will prepare and execute, the Rights Agent will countersign, and the Corporation will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Corporation, a Right Certificate, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing one Right for each Common Share so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

     (b) With respect to certificates for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof, and registered holders of Common Shares shall also be the registered holders of the associated Rights (regardless of whether such ownership is indicated on the Common Share certificates). Until the Distribution Date (or the earlier of the Redemption Date or the Final

Expiration Date), the transfer of any certificate for Common Shares shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

     (c) Rights shall be issued in respect of all Common Shares which are issued (whether originally issued or delivered from the Corporation's treasury) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date. Certificates representing such Common Shares shall also be deemed to be certificates for Rights. Certificates representing both Common Shares and Rights in accordance with this Section 3 which are executed and delivered (whether the Common Shares represented thereby are originally issued, delivered from the Corporation's treasury or are presented for transfer) by the Corporation (including, without limitation, certificates representing reacquired Common Shares referred to in the last sentence of this paragraph (c)) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend that by itself or together with prior legends is substantially to the following effect:

          This certificate also evidences and entitles the holder hereof to certain rights as set forth in the Rights Agreement between Security Capital Atlantic Incorporated (the "Corporation") and The First National Bank of Boston, dated as of March 12, 1996 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, the Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Corporation will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, shall become null and void.

Until the Distribution Date, the Rights associated with the Common Shares shall be evidenced by the certificates representing the associated Common Shares alone (regardless of whether any such certificate contains the above legend), and the transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Corporation purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Corporation shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

     Section 4. Form of Right Certificates.

     (a) The Right Certificates (and the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Section 11 and Section 22 hereof, the Right Certificates shall entitle the holders thereof to purchase such number of one one-hundredths of a Preferred Share as shall be set forth therein at the price per one one-hundredth of a Preferred Share set forth therein (the "Purchase Price"), but the amount and type of securities purchasable upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

     (b) Any Right Certificate issued pursuant to Section 3(a) or Section 22 hereof that represents Rights beneficially owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or any Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes an Acquiring Person, or (iii) a transferee of an Acquiring Person (or any Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding, whether written or oral, regarding the transferred Rights or (B) a transfer which is part of a plan, arrangement or understanding, whether written or oral, which has as a primary purpose or effect the avoidance of Section 7(e) hereof, and any Right Certificate issued pursuant to Section 6 or Section 11 hereof upon transfer, exchange, replacement or adjustment of any other Right Certificate referred to in this sentence, shall contain (to the extent feasible and otherwise reasonably identifiable as such) the following legend:

          The Rights represented by this Right Certificate are or were beneficially owned by a Person who was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement). Accordingly, this Right Certificate and the Rights represented hereby may become void in the circumstances specified in Section 7(e) of such Agreement.

The provisions of Section 7(e) shall apply whether or not any Right Certificate actually contains the foregoing legend.

     Section 5. Countersignature and Registration. The Right Certificates shall be executed on behalf of the Corporation by any Co-Chairman of the Board, any Managing Director, any of its Vice Presidents, or its Secretary, either manually or by facsimile signature, shall have affixed thereto the

Corporation's seal or a facsimile thereof, and shall be attested by the Secretary or an Assistant Secretary of the Corporation, either manually or by facsimile signature. The Right Certificates shall be manually countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Corporation who shall have signed any of the Right Certificates shall cease to be such officer of the Corporation before countersignature by the Rights Agent and issuance and delivery by the Corporation, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Corporation with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Corporation; and any Right Certificate may be signed on behalf of the Corporation by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Corporation to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

     Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

     Section 6. Transfer, Division, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates. Subject to the provisions of Sections 4(b), 7(e), 14 and 24 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the earlier of the Redemption Date or the Final Expiration Date, any Right Certificate or Right Certificates may be transferred, divided, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of Preferred Shares (or, following a Triggering Event, Common Shares or other securities or property, as the case may
be) as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, divide, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, divided, combined or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Corporation shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Right Certificate and the Corporation shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Corporation shall reasonably request. Thereupon the Rights Agent shall, subject to Sections 4 and 7 hereof, countersign and deliver to the person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Corporation may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, division, combination or exchange of Right Certificates.

     Upon receipt by the Corporation and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Corporation's request, reimbursement to the Corporation and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Corporation will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

     Section 7.  Exercise of Rights; Purchase Price; Expiration Date of Rights.

     (a) Subject to Section 7(e) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price with respect to each surrendered Right for the total number of Preferred Shares (or Common Shares or other securities or property, as the case may be) as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on March 12, 2006 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date") or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

     (b) The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall initially be $40.00, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

     (c) Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and the certificate on the reverse side of the Right Certificate duly executed, accompanied by payment of the Purchase Price for the Preferred Shares (or Common Shares or other securities or property, as the case may be) to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof by certified check, cashier's check or money order payable to the order of the Corporation, the Rights Agent shall thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares (or make available, if the Rights Agent is the transfer agent of the Preferred Shares) certificates for the number of Preferred Shares to be purchased and the Corporation hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Corporation shall have elected to deposit the Preferred Shares issuable upon exercise of the Rights with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-hundredths of a Preferred Share as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Corporation will direct the depositary agent to comply with such request, (ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event that the Corporation is obligated to issue other securities (including Common Shares) of the Corporation, pay cash and/or distribute other property pursuant to
Section 11(a) hereof, the Corporation will make all arrangements necessary so that such other securities, cash and/or property are available for distribution by the Rights Agent, if and when appropriate.

     (d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

     (e) Notwithstanding anything in this Agreement to the contrary, from and after the occurrence of a Triggering Event, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes an Acquiring Person or
(iii) a transferee of an Acquiring Person (or any Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming an Acquiring Person and receives such Rights pursuant to either (x) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding, whether written or oral, regarding the transferred Rights or (y) a transfer which the Board of Directors otherwise concludes in good faith is part of a plan, arrangement or understanding, whether written or oral, which has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action, and any holder of such Rights shall thereupon have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise, from and after the occurrence of a Triggering Event. The Corporation shall use all reasonable efforts to insure that the provisions of this Section 7(e) hereof are complied with, but shall have no liability to any holder of Rights for the inability to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder.

     (f) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Corporation shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless the certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise shall have been completed and signed by the registered holder thereof and the Corporation shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Corporation shall reasonably request.

     (g) The Corporation covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) or any Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) held in its treasury, the number of Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

     Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, division, combination or exchange shall, if surrendered to the Corporation or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Corporation shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Corporation otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Right Certificates to the Corporation, or shall, at the written request of the Corporation, destroy such cancelled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Corporation.

     Section 9. Availability of Preferred Shares. The Corporation covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities), subject to payment of the Purchase Price, be duly and validly authorized and issued and fully paid and nonassessable.

     The Corporation further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares (or Common Shares and/or other securities, as the case may be) upon the exercise of Rights. The Corporation shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares (or Common Shares and/or other securities, as the case may be) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates or depositary receipts for Preferred Shares (or Common Shares and/or other securities, as the case may be) upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Corporation's reasonable satisfaction that no such tax is due.

     Section 10. Preferred Shares Record Date. Each person in whose name any certificate for Preferred Shares (or Common Shares and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares or securities represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Shares (or Common Shares and/or other securities, as the case may be) transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares or securities on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares (or Common Shares and/or other securities, as the case may be) transfer books of the Corporation are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares (or Common Shares and/or other securities, as the case may be) for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Corporation, except as provided herein.

     Section 11. Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number of Preferred Shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

     (a) (i) In the event the Corporation shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (D) issue any of its shares in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving entity), except as otherwise provided in this Section 11(a) and
     Section 7(e) hereof, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Corporation were open, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the Corporation issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11(a)(i) and Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

          (ii) Subject to Section 24 of this Agreement, in the event any Person becomes an Acquiring Person, each holder of a Right, except as provided below and in Section 7(e) hereof, shall thereafter have a right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of the Corporation as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable and dividing that product by (B) 50% of the then current per share market price of the Corporation's Common Shares (determined pursuant to Section 11(d) hereof) on the date of the occurrence of such event. In the event that any Person shall become an Acquiring Person and the Rights shall then be outstanding, the Corporation shall not take any action which would eliminate or diminish the benefits intended to be afforded by the Rights.

          (iii) In lieu of issuing Common Shares of the Corporation in accordance with Section 11(a)(ii) hereof, the Corporation may, in the sole discretion of the Board of Directors, elect to (and, in the event that the Board of Directors has not exercised the exchange right contained in
     Section 24 hereof and there are not sufficient issued but not outstanding and authorized but unissued Common Shares to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Corporation shall) take all such action as may be necessary to authorize, issue or pay, upon the exercise of the Rights, cash (including by way of a reduction of the Purchase Price), property, other securities or any combination thereof having an aggregate value equal to the value of the Common Shares of the Corporation which otherwise would have been issuable pursuant to Section 11(a)(ii), which aggregate value shall be determined by a majority of the Board of Directors. For purposes of the preceding sentence, the value of the Common Shares shall be determined pursuant to
     Section 11(d) hereof and the value of any equity securities which a majority of the Board of Directors determines to be equivalent to a Common Share (including the Preferred Shares, in such ratio as the Board of Directors shall determine) shall be deemed to have the same value as the Common Shares. Any such election by the Board of Directors must be made and publicly announced within 60 days following the date on which the event described in Section 11(a)(ii) shall have occurred. Following the occurrence of the event described in Section 11(a)(ii), a majority of the Board of Directors then in office may suspend the exercisability of the Rights for a period of up to 60 days following the date on which the event described in Section 11(a)(ii) shall have occurred to the extent that the Board of Directors has not determined whether to exercise the Corporation's right of election under this Section 11(a)(iii). In the event of any such suspension, the Corporation shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended.

     (b) In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares ("equivalent preferred shares")) or securities convertible into Preferred Shares or equivalent preferred shares at a price per Preferred Share or equivalent preferred share (or having a conversion price per share, if a security convertible into Preferred Shares or equivalent preferred shares) less than the then current per share market price of the Preferred Shares (as defined in Section 11(d)) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares outstanding on such record date plus the number of Preferred Shares which the aggregate offering price of the total number of Preferred Shares and/or equivalent preferred shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price and the denominator of which shall be the number of Preferred Shares outstanding on such record date plus the number of additional Preferred Shares and/or equivalent preferred shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the Corporation issuable upon exercise of one Right. In case such subscription price is paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Corporation, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent. Preferred Shares owned by or held for the account of the Corporation shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

     (c) In case the Corporation shall fix a record date for the making of a distribution to all holders of the Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Corporation is the continuing or surviving entity) of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Preferred Shares on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Corporation, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants attributable to one Preferred Share and the denominator of which shall be such current per share market price of the Preferred Shares; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the Corporation to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

     (d)  (i) For the purpose of any computation hereunder, other than under
Section 11(a)(iii) hereof, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date, and for the purpose of any computation under Section 11(a)(iii) hereof, the "current per share market price" of a Security on any date shall be deemed to be the average of the daily closing prices per share of such Security for thirty (30) consecutive Trading Days immediately following such date; provided, however, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares (other than the Rights), or (B) any subdivision, combination or reclassification of such Security and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the "current per share market price" shall be appropriately adjusted to reflect the current market price per share equivalent (ex-dividend) of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Security is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Corporation. If on any such date no market maker is making a market in the Security, the fair value of such Security on such date (as determined in good faith by the Board of Directors of the Corporation) shall be used. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

          (ii) For the purpose of any computation hereunder, the "current per share market price" of the Preferred Shares shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Shares are not publicly traded, the "current per share market price" of the Preferred Shares shall be conclusively deemed to be the current per share market price of the Common Shares of the Corporation as determined pursuant to Section 11(d)(i) (appropriately adjusted to reflect any share split, share dividend or similar transaction occurring after the date hereof), multiplied by one hundred. If neither the Common Shares of the Corporation nor the Preferred Shares are publicly held or so listed or traded, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Corporation, whose determination shall be described in a statement filed with the Rights Agent.

     (e) Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one one-millionth of a Preferred Share or one ten-thousandth of any other share or security, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this
Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the date of the expiration of the right to exercise any Rights.

     (f) If as a result of an adjustment made pursuant to Section 11(a) or
Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of the Corporation other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in this Section 11, and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Preferred Shares shall apply on like terms to any such other shares.

     (g) All Rights originally issued by the Corporation subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-hundredths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

     (h) Unless the Corporation shall have exercised its election as provided in
Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-hundredths of a Preferred Share (calculated to the nearest one one-millionth of a Preferred Share) obtained by (i) multiplying (A) the number of one one-hundredths of a Preferred Share covered by a Right immediately prior to such adjustment by (B) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

     (i) The Corporation may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of one one-hundredths of a Preferred Share purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-hundredths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to
Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

     (j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-hundredths of a Preferred Share issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-hundredths of a Preferred Share which were expressed in the initial Right Certificates issued hereunder.

     (k) Before taking any action that would cause an adjustment reducing the Purchase Price below one one-hundredth of the then par value, if any, of the Preferred Shares issuable upon exercise of the Rights, the Corporation shall take any action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable Preferred Shares at such adjusted Purchase Price.

     (l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the Preferred Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the Preferred Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

     (m) Anything in this Section 11 to the contrary notwithstanding, the Corporation shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any Preferred Shares at less than the current market price, issuance wholly for cash of

Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, dividends on Preferred Shares payable in Preferred Shares or issuance of rights, options or warrants referred to hereinabove in Section 11(b), hereafter made by the Corporation to holders of its Preferred Shares shall not be taxable to such shareholders.

     (n) In the event that at any time after the date of this Agreement and prior to the Distribution Date, the Corporation shall (i) declare or pay any dividend on the Common Shares payable in Common Shares or (ii) effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares) into a greater or lesser number of Common Shares, then in any such case (x) the number of one one-hundredths of a Preferred Share purchasable after such event upon proper exercise of each Right shall be determined by multiplying the number of one one-hundredths of a Preferred Share so purchasable immediately prior to such event by a fraction, the numerator of which is the number of Common Shares outstanding immediately before such event and the denominator of which is the number of Common Shares outstanding immediately after such event, and (y) each Common Share outstanding immediately after such event shall have issued with respect to it that number of Rights which each Common Share outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11(n) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

     (o) So long as the shares issuable upon the exercise of the Rights may be listed on any national securities exchange, the Corporation shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

     (p) The Corporation shall use its best efforts to (i) file, as soon as practicable following the first occurrence of a Triggering Event, a registration statement under the Securities Act with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and
(iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the date of the expiration of the Rights. The Corporation will also take such action as may be appropriate under the blue sky laws of the various states. The Corporation may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights in order to prepare and file such registration statement or in order to comply with such blue sky laws. Upon any such suspension, the Corporation shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended.

     Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Corporation shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment,
(b) file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and may assume that no adjustment has been made unless and until it shall have received such certificate.

     Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.


     (a) If after the Shares Acquisition Date, directly or indirectly, (x) the Corporation shall consolidate with, or merge with and into, any other Person,
(y) any Person shall consolidate with the Corporation, or merge with and into the Corporation and the Corporation shall be the continuing or surviving entity of such merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any other Person (or the Corporation) or cash or any other property, or (z) the Corporation shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Corporation and its Subsidiaries (taken as a whole) to any Person or Persons other than the Corporation or one or more of its wholly-owned Subsidiaries, then, and in each such case, proper provision shall be made so that (i) each holder of a Right (except as otherwise provided herein) shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable common shares of the Principal Party (as hereinafter defined), free and clear of all liens, rights of call or first refusal, encumbrances or other adverse claims, as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable (or, if such Right is not then exercisable for a number of one one-hundredths of a Preferred Share, the number of such fractional shares for which it was exercisable immediately prior to an event described under
Section 11(a)(ii) hereof) and dividing that product by (B) 50% of the then current per share market price of the common shares of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, or otherwise, all the obligations and duties of the Corporation pursuant to this Agreement; (iii) the term "Corporation" shall thereafter be deemed to refer to such Principal Party and (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its common shares in accordance with Section 9 hereof) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its common shares thereafter deliverable upon the exercise of the Rights.

     (b)  "Principal Party" shall mean:

          (i) In the case of any transaction described in (x) or (y) of the first sentence of Section 13(a), the Person that is the issuer of any securities into which Common Shares of the Corporation are converted in such merger or consolidation, and if no securities are so issued, the Person that is the surviving entity of such merger or consolidation (including the Corporation if applicable); and

          (ii) in the case of any transaction described in (z) of the first sentence in Section 13(a), the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions;

provided, however, that in any such case described in clauses (b)(i) and
(b)(ii): (1) if the common shares of such Person are not at such time and have not been continuously over the preceding 12-month period registered under
Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the common shares of which are and have been so registered, "Principal Party" shall refer to such other Person; (2) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the common shares of two or more of which are and have been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the common shares having the greatest aggregate market value; and (3) in case such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in (1) and (2) above shall apply to each of the chains of ownership having an interest in such joint venture as if such party were a "Subsidiary" of both or all of such joint venturers and the Principal Parties in each such chain shall bear the obligations set forth in this Section 13 in the same ratio as their direct or indirect interests in such Person bear to the total of such interests.

     (c) The Corporation shall not consummate any such consolidation, merger, sale or transfer unless the Principal Party shall have sufficient common shares authorized to permit the full exercise of the Rights and prior thereto the Corporation and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that, as soon as practicable after the date of any consolidation, merger or sale of assets mentioned in paragraph (a) of this Section 13, the Principal Party will:

          (i) prepare and file a registration statement under the Securities Act, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, and will use its best efforts to cause such registration statement to (A) become effective as soon as practicable after such filing and (B) remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date;

          (ii) deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates which comply in all respects with the requirements for registration on Form 10 under the Exchange Act; and

          (iii) take such actions as may be necessary or appropriate under the blue sky laws of the various states.

The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that one of the transactions described in this Section 13(a) shall occur at any time after the occurrence of a transaction described in Section 11(a)(ii) hereof, the Rights which have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

     Section 14.  Fractional Rights and Fractional Shares.

     (a) The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there may be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Corporation. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Corporation shall be used.

     (b) The Corporation shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share). Fractions of Preferred Shares in integral multiples of one one-hundredth of a Preferred Share may, at the election of the Corporation, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Corporation and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-hundredth of a Preferred Share, the Corporation may, to the extent necessary to reduce such fraction to an integral multiple of one one-hundredth, pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one one-hundredth of a Preferred Share. For the purposes of this Section 14(b), the current market value of one one-hundredth of a Preferred Share shall be one one-hundredth of the closing price of a Preferred Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

     (c) Following the occurrence of a Triggering Event, the Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, the Corporation may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Common Share. For purposes of this Section 14(c), the current market value of one Common Share shall be the closing price of one Common Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

     (d) The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

     Section 15. Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under
Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

     Section 16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of a Right that:

          (a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

          (b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer;

          (c) the Corporation and the Rights Agent may deem and treat the person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary; and

          (d) notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

     Section 17. Right Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of trustees or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any trust action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

     Section 18. Concerning the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises.

     The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Shares or Common Shares or for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

     Section 19. Merger or Consolidation or Change of Name of Rights Agent. Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the stock transfer or corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered; any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

     In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

     Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Right Certificates, by their acceptance thereof, shall be bound:

     (a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

     (b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of any Co-Chairman of the Board, any Managing Director, any Vice President, or the Secretary of the Corporation and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

     (c) The Rights Agent shall be liable hereunder to the Corporation and any other Person only for any and all losses, liabilities, costs, damages and expenses (including attorneys' fees) arising out of or in connection with the Rights Agent's negligence, bad faith or willful misconduct. Anything in this Agreement to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action.

     (d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Corporation only.

     (e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 7(e) hereof) or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Section 3, 11, 13, 23 or 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12 describing a change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Preferred Shares or Common Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares or Common Shares will, when issued, be validly authorized and issued, fully paid and nonassessable.

     (f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

     (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of any Co-Chairman of the Board, any Managing Director, any Vice President, the Secretary or the Treasurer of the Corporation, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. Any application by the Rights Agent for written instructions from the Corporation may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any officer of the Corporation actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

     (h) The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Corporation or its Subsidiaries or become pecuniarily interested in any transaction in which the Corporation or its Subsidiaries may be interested, or contract with or lend money to the Corporation or its Subsidiaries or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or its Subsidiaries or for any other legal entity.

     (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

     (j) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise of transfer without first consulting with the Corporation.

     Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Corporation and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. The Corporation may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Corporation shall appoint a successor to the

Rights Agent. If the Corporation shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Corporation), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation or bank organized and doing business under the laws of the United States or of any other state of the United States, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Corporation shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

     Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement.

     Section 23.  Redemption.

     (a) The Board of Directors of the Corporation may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any share split, share dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Corporation may, at its option, pay the Redemption Price in cash, Common Shares (based on the current per share market price of the Common Shares at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

     (b) Immediately upon the action of the Board of Directors of the Corporation ordering the redemption of the Rights (or at the effective time of such redemption established by the Board of Directors of the Corporation pursuant to the last sentence of paragraph (a) of this Section 23), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Corporation shall promptly give public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights or, if later, the effectiveness of the redemption of the Rights pursuant to the last sentence of paragraph (a), the Corporation shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may, at its option, discharge all of its obligations with respect to the Rights by (i) issuing a press release announcing the manner of redemption of the Rights, (ii) depositing with a bank or trust company having a capital and surplus of at least $100,000,000, funds necessary for such redemption, in trust, to be applied to the redemption of the Rights so called for redemption and (iii) arranging for the mailing of the Redemption Price to the registered holders of the Rights; then, and upon such action, all outstanding Rights Certificates shall be null and void without further action by the Corporation. Neither the Corporation nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23, in Section 24 hereof, or in connection with the purchase of Common Shares prior to the Distribution Date.

     Section 24.  Exchange.

     (a) The Board of Directors of the Corporation may, at its option, at any time after a Triggering Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any share split, share dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the SCG Group, the Corporation, any Affiliate or Subsidiary of the Corporation, any employee benefit plan of the Corporation or of any Affiliate or Subsidiary of the Corporation or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

     (b) Immediately upon the action of the Board of Directors of the Corporation ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Corporation shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Corporation promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

     (c) In any exchange pursuant to this Section 24, the Corporation, at its option, may substitute Preferred Shares (or equivalent preferred shares, as such term is defined in Section 11(b) hereof) for Common Shares exchangeable for Rights, at the initial rate of one one-hundredth of a Preferred Share (or equivalent preferred share) for each Common Share, as appropriately adjusted to reflect adjustments in the voting rights of the Preferred Shares pursuant to the terms thereof, so that the fraction of a Preferred Share delivered in lieu of each Common Share shall have the same voting rights as one Common Share.

     (d) In the event that there shall not be sufficient Common Shares or Preferred Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Corporation shall take all such action as may be necessary to authorize additional Common Shares or Preferred Shares for issuance upon exchange of the Rights.

     (e) The Corporation shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of such fractional Common Shares, the Corporation shall pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Common Share. For the purposes of this paragraph (e), the current market value of a whole Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

     Section 25.  Notice of Certain Events.

     (a) In case the Corporation shall propose at any time after the Distribution Date (i) to pay any dividend payable in shares of any class to the holders of its Preferred Shares or to make any other distribution to the holders of its Preferred Shares (other than a regular quarterly cash dividend), (ii) to offer to the holders of its Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares), (iv) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Corporation and its Subsidiaries (taken as a whole) to, any other Person, (v) to effect the liquidation, dissolution or winding up of the Corporation, or (vi) to declare or pay any dividend on the Common Shares payable in Common Shares or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Corporation shall give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such share dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Common Shares and/or Preferred Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares and/or Preferred Shares, whichever shall be the earlier.

     (b) In case any of the events set forth in Section 11(a)(ii) hereof shall occur, then the Corporation shall as soon as practicable thereafter give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) hereof.

     Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Corporation shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

               Security Capital Atlantic Incorporated
               Six Piedmont Center, Sixth Floor
               Atlanta, Georgia 30305
               Attention: Secretary

     Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Corporation or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

               The First National Bank of Boston
               150 Royal Street
               Mail Stop 45-02-62

               Canton, Massachusetts  02021
               Attention:  Shareholders Services Division

Notices or demands authorized by this Agreement to be given or made by the Corporation or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Corporation.

     Section 27. Supplements and Amendments. The Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any other provisions with respect to the Rights (including, without limitation, changes to the Purchase Price) which the Corporation may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Corporation and the Rights Agent; provided, however, that from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights.

     Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

     Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

     Section 30. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     Section 31. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Maryland and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, except that those provisions of this Agreement affecting the rights, duties and responsibilities of the Rights Agent shall be governed by and construed in accordance with the law of the State of New York.

     Section 32. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     Section 33. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

     Section 34. Determinations and Actions by the Board of Directors. The Board of Directors of the Corporation shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Directors or the Corporation or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement, and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend this Agreement). All such actions, interpretations and determinations (including, for purpose of clause (b) above, all omissions with respect to the foregoing) which are done or made by the Directors in good faith, shall (x) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Right Certificates and all other parties, and (y) not subject the Directors to any liability to the holders of the Right Certificates.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.


                             SECURITY CAPITAL ATLANTIC INCORPORATED



                             By  /s/ Jeffrey A. Klopf
                                ------------------------------
                                Jeffrey A. Klopf
                                Secretary

Attest:


By  /s/ Leanne L. Gallagher
   ------------------------------
   Leanne L. Gallagher
   Assistant Secretary


                             THE FIRST NATIONAL BANK OF BOSTON



                             By  /S/ VALERIE G. GRAY
                                -------------------------------------
                                Name: VALERIE G. GRAY
                                     --------------------------------
                                Title: DIRECTOR
                                      -------------------------------
Attest:


By  /S/ EMILY SHARP
   ------------------------
   Name: EMILY SHARP
        -------------------
   Title: SR. ACCOUNT ADMINISTRATOR
         --------------------------

                                                                     Exhibit A

                                    FORM OF
                            ARTICLES SUPPLEMENTARY
                           RIGHTS OF SERIES A JUNIOR
                         PARTICIPATING PREFERRED STOCK

                                      of

                    SECURITY CAPITAL ATLANTIC INCORPORATED

     The undersigned, being a duly authorized officer of Security Capital Atlantic Incorporated, a Maryland corporation (the "Corporation"), do hereby certify to the State Department of Assessments and Taxation of Maryland pursuant to Section 8-203(b) of the Annotated Code of Maryland that:

     FIRST: The Board of Directors has classified _________ unissued shares of the Corporation as shares of Series A Junior Participating Preferred Stock.

     SECOND: The following is a description of the Series A Preferred Shares (as defined below), including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption thereof:

     Section 1. Designation and Amount. There shall be a series of preferred stock of the Corporation, $0.01 par value per share, which shall be designated "Series A Junior Participating Preferred Stock," $0.01 par value per share (the "Series A Preferred Shares"), and the number of shares constituting that series shall be __________. Such number of shares may be increased or decreased by resolution of the Board of Directors and by the filing of articles supplementary in accordance with the provisions of the General Corporation Law of the State of Maryland stating that such increase or reduction has been so authorized; provided, however, that no decrease shall reduce the number of Series A Preferred Shares to a number less than the number of Series A Preferred Shares then outstanding plus the number of Series A Preferred Shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

     Section 2.  Dividends and Distributions.

     (A) Subject to the prior and superior rights of the holders of any shares of any class or series of preferred shares of the Corporation ranking prior and superior to the Series A Preferred Shares with respect to dividends, the holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash to holders of record on the last Business Day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend

Payment Date"), (commencing on the first Quarterly Dividend Payment Date after the first issuance of a Series A Preferred Share or fraction thereof) in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares (hereinafter defined) or a subdivision of the outstanding Common Shares (by a reclassification or otherwise), declared on the shares of common stock, par value $0.01 per share, of the Corporation (the "Common Shares") since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any Series A Preferred Share or fraction thereof. In the event the Corporation shall at any time following March 12, 1996 (i) declare any dividend on Common Shares payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case the amount to which holders of Series A Preferred Shares were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying each such amount by a fraction the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

     (B) The Corporation shall declare a dividend or distribution on the Series A Preferred Shares as provided in paragraph (A) above at the time it declares a dividend or distribution on the Common Shares (other than a dividend payable in Common Shares).

     (C) No dividend or distribution (other than a dividend or distribution payable in Common Shares) shall be paid or payable to the holders of Common Shares unless, prior thereto, all accrued but unpaid dividends to the date of that dividend or distribution shall have been paid to the holders of Series A Preferred Shares.

     (D) Dividends shall begin to accrue and be cumulative on outstanding Series A Preferred Shares from the Quarterly Dividend Payment Date next preceding the date of issuance of such Series A Preferred Shares, unless the date of issuance of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue and be cumulative from the date of issuance of such shares, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Series A Preferred Shares entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series A Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Series A Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

     Section 3. Voting Rights. The holders of Series A Preferred Shares shall have the following voting rights:

     (A) Subject to the provision for adjustment hereinafter set forth, each one one-hundredth of a Series A Preferred Share shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time following March 12, 1996 (i) declare any dividend on Common Shares payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case the number of votes per share to which holders of Series A Preferred Shares were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

     (B) Except as otherwise provided herein or required by law, the holders of Series A Preferred Shares and the holders of Common Shares and any other capital shares of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

     (C) (i) Whenever, at any time or times, dividends payable on any Series A Preferred Shares shall be in arrears in an amount equal to at least six full quarterly dividends (whether or not declared and whether or not consecutive), the holders of record of the outstanding Series A Preferred Shares shall have the exclusive right, voting separately as a single class, to elect two directors of the Corporation at a special meeting of shareholders of the Corporation or at the Corporation's next annual meeting of shareholders, and at each subsequent annual meeting of shareholders, as provided below. At elections for such directors, the holders of Series A Preferred Shares shall be entitled to cast one vote for each one one-hundredth of a Series A Preferred Share held, subject to adjustment.

          (ii) Upon the vesting of such right of the holders of the Series A Preferred Shares, the maximum authorized number of members of the Board of Directors shall automatically be increased by two and the two vacancies so created shall be filled by vote of the holders of the outstanding Series A Preferred Shares as hereinafter set forth. A special meeting of the shareholders of the Corporation then entitled to vote shall be called by any Co-Chairman, Managing Director, Senior Vice President or the Secretary of the Corporation, if requested in writing by the holders of record of not less than 10% of the Series A Preferred Shares then outstanding. At such special meeting, or, if no such special meeting shall have been called, then at the next annual meeting of shareholders of the Corporation, the holders of the Series A Preferred Shares shall elect, voting as above provided, two directors of the Corporation to fill the aforesaid vacancies created by the automatic increase in the number of members of the Board of Directors. At any and all such meetings for such election, the holders of a majority of the outstanding Series A Preferred Shares shall be necessary to constitute a quorum for such election, whether present in person or by proxy, and such two directors shall be elected by the vote of at least a plurality of shares held by such shareholders present or represented at the meeting. Any director elected by holders of Series A Preferred Shares pursuant to this Section may be removed at any annual or special meeting, by vote of a majority of the shareholders voting as a class who elected such director, with or without cause. In case any vacancy shall occur among the directors elected by the holders of the Series A Preferred Shares pursuant to this Section, such vacancy may be filled by the remaining director so elected, or his successor then in office, and the director so elected to fill such vacancy shall serve until the next meeting of shareholders for the election of directors. After the holders of the Series A Preferred Shares shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be further increased or decreased except by vote of the holders of Series A Preferred Shares as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Preferred Shares.

          (iii) The right of the holders of the Series A Preferred Shares, voting separately as a class, to elect two members of the Board of Directors of the Corporation as aforesaid shall continue until, and only until, such time as all arrears in dividends (whether or not declared) on the Series A Preferred Shares shall have been paid or declared and set apart for payment, at which time such right shall terminate, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above-mentioned. Upon any termination of the right of the holders of the Series A Preferred Shares as a class to vote for directors as herein provided, the term of office of all directors then in office elected by the holders of Series A Preferred Shares pursuant to this Section shall terminate immediately. Whenever the term of office of the directors elected by the holders of the Series A Preferred Shares pursuant to this Section shall terminate and the special voting powers vested in the holders of the Series A Preferred Shares pursuant to this Section shall have expired, the maximum number of members of the Board of Directors of the Corporation shall be such number as may be provided for in the Bylaws of the Corporation irrespective of any increase made pursuant to the provisions of this Section.

     (D) Except as otherwise provided herein or required by law, holders of Series A Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as provided herein) for taking any corporate action.

     Section 4.  Certain Restrictions.

     (A) Whenever any quarterly dividends or other dividends or distributions payable on the Series A Preferred Shares as provided in Section 2 are in arrears, then, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Series A Preferred Shares outstanding shall have been paid in full, the Corporation shall not:

          (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares, other than dividends paid or payable in such junior shares;

          (ii) declare or pay dividends on or make any other distributions on any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity shares on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

          (iii) redeem or purchase or otherwise acquire for consideration shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, provided that the Corporation may at any time redeem, purchase or otherwise acquire any such parity shares in exchange for shares of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Shares; or

          (iv) purchase or otherwise acquire for consideration any Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of the Corporation unless the Corporation could, under paragraph (A) of this Section, purchase or otherwise acquire such shares at such time and in such manner.

     Section 5. Reacquired Shares. Any Series A Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued preferred shares and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     Section 6. Liquidation, Dissolution or Winding Up. (A) Upon any voluntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares shall have received $1.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference").

Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of Series A Preferred Shares unless, prior thereto, the holders of Common Shares shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as share splits, share dividends and recapitalizations with respect to the Common Shares) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding Series A Preferred Shares and Common Shares, respectively, holders of Series A Preferred Shares and holders of Common Shares shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio, on a per share basis, of the Adjustment Number to 1 with respect to such Series A Preferred Shares and Common Shares, on a per share basis, respectively.

     (B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred shares, if any, which rank on a parity with the Series A Preferred Shares, then such remaining assets shall be distributed ratably to the holders of the Series A Preferred Shares and such parity shares in proportion to their respective liquidation preferences.

     (C) In the event the Corporation shall at any time following March 12, 1996 (i) declare any dividend on Common Shares payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

     Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case, the Series A Preferred Shares shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is exchanged or changed. In the event the Corporation shall at any time (i) declare any dividend on Common Shares payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of Series A Preferred Shares shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

     Section 8. Redemption. The Series A Preferred Shares shall not be redeemable by the Corporation. The preceding sentence shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent permitted by law.

     Section 9. Ranking. The Series A Preferred Shares shall rank junior to all other series of the Corporation's preferred stock (whether with or without par value) as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

     Section 10. Amendment. Neither the Corporation's Amended and Restated Articles of Incorporation, nor any Articles Supplementary relating to the Series A Preferred Shares shall be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Shares so as to affect the holders of Series A Preferred Shares adversely without the affirmative vote of the holders of a majority or more of the outstanding Series A Preferred Shares, voting separately as a class.

     Section 11. Fractional Shares. Series A Preferred Shares may be issued in fractions of a share that are integral multiples of one-one hundredth of a share, which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends and participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Shares.

     FOURTH: The undersigned officer acknowledges these Articles Supplementary to be the act of the Corporation and further, as to all matters or facts required to be verified under oath, such officer acknowledges that to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

     IN WITNESS WHEREOF, these Articles Supplementary have been duly executed by the undersigned officer this 12th day of March, 1996.

                              SECURITY CAPITAL ATLANTIC INCORPORATED



                              By:____________________________________
                              Name:__________________________________
                              Title:_________________________________

                                                                     Exhibit B

                          [Form of Right Certificate]



Certificate No. R-                                ________ Rights

     NOT EXERCISABLE AFTER MARCH 12, 2006 OR EARLIER IF THE RIGHTS EXPIRE UNDER CERTAIN CIRCUMSTANCES OR ARE EXCHANGED OR REDEEMED BY THE CORPORATION. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, AT $.01 PER RIGHT ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON (AS SUCH TERM IS DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [THE RIGHTS REPRESENTED BY THIS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT). ACCORDINGLY, THIS RIGHT CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF SUCH AGREEMENT.]*


                               Right Certificate

                    SECURITY CAPITAL ATLANTIC INCORPORATED

     This certifies that                              , or registered assigns,
is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of March 12, 1996 (the "Rights Agreement"), between Security Capital Atlantic Incorporated, a Maryland corporation (the "Corporation"), and The First National Bank of Boston (the "Rights Agent") to purchase from the Corporation at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 p.m. (Eastern time) on March 12, 2006 or notice of redemption or exchange at the office of the Rights Agent (or its successors as Rights Agent) designated for such purpose, one one-

------------------------

 * The portion of the legend in brackets shall be inserted only if applicable and shall replace the preceding sentence.

hundredth of a fully paid, non-assessable Series A Junior Participating Preferred Share (a "Preferred Share") of the Corporation, at a purchase price of $40.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the appropriate Form of Election to Purchase and related Certificate duly executed. The number of Rights evidenced by this Right Certificate (and the number of Preferred Shares which may be purchased upon exercise thereof) set forth above, and the Purchase Price per Preferred Share set forth above, are the number and Purchase Price as of March 12, 1996, based on the Preferred Shares as constituted at such date. Capitalized terms not defined in this Right Certificate that are defined in the Rights Agreement shall have the meanings ascribed to them in the Rights Agreement.

     Upon the occurrence of a Triggering Event, if the Rights evidenced by this Right Certificate are beneficially owned by (i) an Acquiring Person or an Affiliate or Associate of any such Acquiring Person, (ii) under certain circumstances specified in the Rights Agreement, a transferee of any such Acquiring Person, Associate or Affiliate, or (iii) under certain circumstances specified in the Rights Agreement, a transferee of a person who, after such transfer, became an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of any such Triggering Event.

     As provided in the Rights Agreement, the Purchase Price and the number and kind of Preferred Shares or other securities, which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

     This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Corporation and the holders of the Right Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under certain circumstances specified in such Rights Agreement. Copies of the Rights Agreement are on file at the above-mentioned office of the Rights Agent and are also available upon written request to the Rights Agent.

     This Right Certificate, with or without other Right Certificates, upon surrender at the principal corporate trust office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

     Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at its option at a redemption price of $.01 per Right at any time prior to the earlier of (i) such time as any Person becomes an Acquiring Person or (ii) the close of business on the Final Expiration Date.

     No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

     No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Preferred Shares or of any other securities of the Corporation which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of trustees or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any trust action, or, to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Rights Agreement.

     This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

     WITNESS the facsimile signature of the proper officers of the Corporation and its seal.


Dated as of _______________ __, 19__


                              SECURITY CAPITAL ATLANTIC INCORPORATED

                              By:
                                 ---------------------------------
                                 Name:
                                 Title:

Attest:  (SEAL)


--------------------------
Name:
Title:

Countersigned:


THE FIRST NATIONAL BANK OF BOSTON



By:
     --------------------------------
     Authorized Signature

                  [Form of Reverse Side of Right Certificate]

                              FORM OF ASSIGNMENT
                              ------------------

     (To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED ________________________________________hereby sells, assigns and transfers unto _____________________________
                 (Please print name and address of transferee) this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ Attorney, to transfer the within Right Certificate on the books of the within-named Corporation, with full power of substitution.

Date:___________________, 19___   ___________________________________________
                                    Signature

Signature Guaranteed:
                                  Certificate
                                  -----------

     The undersigned hereby certifies by checking the appropriate boxes that:

     (1) this Rights Certificate [_] is [_] is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

     (2) after due inquiry and to the best knowledge of the undersigned, it [_] did [_] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Date:_____________, 19___      ______________________________________________
                                    Signature

                                    NOTICE
                                    ------

     The signature to the foregoing Assignment and Certificate must correspond to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

                         FORM OF ELECTION TO PURCHASE
                         ----------------------------

                    (To be executed if holder desires to
                    exercise Rights represented by the
                    Right Certificate.)

To:  SECURITY CAPITAL ATLANTIC INCORPORATED

     The undersigned hereby irrevocably elects to exercise _______ Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of the Rights (or such other securities of the Corporation or of any other person which may be issuable upon the exercise of the Rights) and requests that certificates for such shares be issued in the name of:

Please insert social security
or other identifying number: __________________________________________________


-------------------------------------------------------------------------------
                        (Please print name and address)

     If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number:  _________________________________________________


--------------------------------------------------------------------------------
                        (Please print name and address)



Date:____________________ , 19__      _________________________________
                                      Signature

Signature Guaranteed:

                                  Certificate
                                  -----------

     The undersigned hereby certifies by checking the appropriate boxes that:

     (1) the Rights evidenced by this Rights Certificate [_] are [_] are not being exercised by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

     (2) after due inquiry and to the best knowledge of the undersigned, it [_] did [_] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated:_______________ , 19___   ___________________________________________
                                    Signature


                                    NOTICE
                                    ------

     The signature to the foregoing Election to Purchase and Certificate must correspond to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

                                                                       EXHIBIT D

                             ARTICLES OF AMENDMENT
                                       TO
             SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                     SECURITY CAPITAL ATLANTIC INCORPORATED


THIS IS TO CERTIFY THAT:

1. The Corporation was formed under the general laws of the State of Maryland on April 14, 1994 under the name "SCA Acquisition Incorporated" and, pursuant to the filing of Articles of Amendment on May 10, 1994, its name was changed to "Security Capital Atlantic Incorporated".

2. The following sentences are added to the end of the first paragraph of Article SIXTH of the Corporation's Second Amended and Restated Articles of
Incorporation:

     "Immediately following the date on which the Corporation has a class of securities registered pursuant to Section 12(b) or 12(g) of the Securities and Exchange Act of 1934, as amended, the Board of Directors shall include a majority of directors ("Independent Directors") who are not affiliated with Security Capital Group Incorporated ("SCG") or any of its affiliates, directly or indirectly, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or service as an officer of SCG or any of its affiliates, and is not serving as a trustee or director for more than three real estate investment trusts organized by a sponsor of the Corporation. In the event that a majority of the Board of Directors are not comprised of Independent Directors by reason of the resignation or removal of one or more Independent Directors, the remaining members of the Board of Directors shall promptly appoint that number of Independent Directors necessary to cause the Board of Directors to include a majority of Independent Directors. Any director so appointed shall serve until the next annual meeting or until his or her successor is duly elected and qualified."

3. The amendment contained in these Articles of Amendment has been advised by the Board of Directors of the Corporation and has been approved by the stockholders of the Corporation.

4. The undersigned Co-Chairman acknowledges these Articles of Amendment to be the corporate act of the Corporation, and as to all matters or facts required to be verified under oath, the undersigned Co-Chairman acknowledges that to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

     IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Co-Chairman and attested to by its Secretary on this 12th day of June 1996.

                            SECURITY CAPITAL ATLANTIC INCORPORATED



                            By:      /s/ Constance B. Moore
                               ---------------------------------------
                                 Constance B. Moore, Co-Chairman


ATTEST:


     /s/ Jeffrey A. Klopf
----------------------------------
Jeffrey A. Klopf, Secretary

                     ARTICLES OF AMENDMENT AND RESTATEMENT

                    SECURITY CAPITAL ATLANTIC INCORPORATED

             SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION


     THIS IS TO CERTIFY THAT:

     1. The Corporation was formed under the general laws of the State of Maryland on April 14, 1994 under the name "SCA Acquisition Incorporated" and, pursuant to the filing of the First Amended and Restated Articles of Incorporation on May 10, 1994, changed its name to "Security Capital Atlantic Incorporated."

     2. The Corporation desires to amend and restate its Articles of Incorporation as currently in effect and such Articles of Incorporation are hereby amended and restated in their entirety as follows:

     FIRST:  The name of the corporation (the "Corporation") is:

                    Security Capital Atlantic Incorporated

     SECOND: The current address of the principal office of the Corporation is Six Piedmont Center, Atlanta, Georgia 30305. The post office address of the principal office of the Corporation in the State of Maryland is c/o The Prentice-Hall Corporation System, Maryland, 11 East Chase Street, Baltimore, Maryland 21202. The name and address of the resident agent of the Corporation in the State of Maryland is The Prentice-Hall Corporation System, Maryland, 11 East Chase Street, Baltimore, Maryland 21202. The resident agent is a corporation located in the State of Maryland.

     THIRD: The purposes for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be formed under the General Corporation Law of the State of Maryland.

     FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is two hundred fifty million (250,000,000), consisting of two hundred fifty million (250,000,000) shares of Common Stock, one cent ($.01) par value. The aggregate par value of all authorized shares of stock having par value is $2,500,000. The Board of Directors of the Corporation may classify or reclassify any unissued shares of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of stock.

     FIFTH:  The Corporation is to have perpetual existence.

     SIXTH: The number of Directors of the Corporation shall initially be three, which number may be increased or decreased from time to time by the vote of a majority of the entire Board of Directors, but such number shall in no case be less than three. Any such determination shall be by the Board of Directors and shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any Director then serving. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business.

     The Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of Directors constituting the entire Board of Directors. At the 1994 annual meeting of stockholders, Class I Directors shall be elected for a one-year term, Class II Directors for a two-year term and Class III Directors for a three-year term. At each succeeding annual meeting of stockholders, beginning in 1995, successors to the class of Directors whose term expires at that annual meeting shall be elected for a three-year term. If the authorized number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. A Director shall serve until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation or removal. Any vacancy on the Board of Directors shall be filled by a majority of the Directors then serving, even if less than a quorum, or by a sole remaining Director. Any Director elected to fill a vacancy shall serve until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation or removal. The name and class of each director who is currently serving are:

                    Name                                Class
                    ----                                -----

                    Ned S. Homes                        I

                    Anthony R. Manno                    II

                    James C. Potts                      III


     SEVENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the By-laws of the Corporation.

     EIGHTH: The Corporation shall, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Corporation shall have the power, with the approval of its Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

     NINTH:

     Section 1. Definitions. For the purposes of this Article NINTH, the following terms shall have the following meanings:

          "Adoption Date" shall mean the date of the adoption of the ownership restrictions contained in this Article NINTH.

          "Beneficial Ownership" shall mean, except as provided below in the following sentence, ownership of Shares by a Person who would be treated as an owner of such Shares either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. However, Section 544 will be modified such that no corporate shareholder of an Excluded Holder owning directly or indirectly less than 10% of the stock of such Excluded Holder will be treated as owning any of the stock of the Corporation owned by such Excluded Holder so long as no individual directly or indirectly owns 50 percent or more in value of the stock of such corporate shareholder.
The terms "Beneficial Owner," "Beneficially Owns," "Beneficially Own" and "Beneficially Owned" shall have the correlative meanings.

          "Charitable Beneficiary" shall mean an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board of Directors as the beneficiary or beneficiaries of the Excess Share Trust.

          "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

          "Excess Shares" shall mean Shares resulting from an exchange described in Section 3 of this Article NINTH.

          "Excess Share Trust" shall mean the trust created pursuant to Section 3 and Section 15 of this Article NINTH.

          "Excess Share Trustee" shall mean a person, who shall be unaffiliated with the Corporation, any Purported Beneficial Transferee and any Purported Record Transferee, identified by the Board of Directors as the trustee of the Excess Share Trust.

          "Excluded Holder" shall mean Security Capital Group Incorporated, a Maryland corporation, and its affiliates, successors, or assigns. However, an affiliate, successor, or assignee will be treated as an Excluded Holder only if Security Capital Group Incorporated obtains an opinion of counsel that any ownership of Shares by such affiliate, successor, or assignee will not jeopardize the status of the Corporation as a "real estate investment trust" under the Code.

          "Existing Holder" shall mean any Person (other than an Excluded Holder) who is, or would be upon the exchange of Units, debt, or any security of the Corporation, the Beneficial Owner of Shares in excess of the Ownership Limit both upon and immediately after the Adoption Date, so long as, but only so long as, such Person Beneficially Owns or would, upon exchange of Units, debt, or any security of the Corporation, Beneficially Own Shares in excess of the Ownership Limit.

          "Existing Holder Limit" for any Existing Holder shall mean the percentage of the outstanding Shares Beneficially Owned, or which would be Beneficially Owned upon the exchange of Units, debt or any security of the Corporation, by such Existing Holder upon and immediately after the Adoption Date, and, after any adjustment pursuant to Section 9 of this Article NINTH, shall mean such percentage of the outstanding Shares as so adjusted. Any Existing Holder Limit shall not be modified except as provided in Section 9 of this Article NINTH. From the Adoption Date until the Restriction Termination Date, the Corporation shall maintain and, upon request, make available to each Existing Holder, a schedule which sets forth the then current Existing Holder Limit for each Existing Holder.

          "Market Price" shall mean the last reported sales price reported on the New York Stock Exchange for Shares on the trading day immediately preceding the relevant date, or if not then traded on the New York Stock Exchange, the last reported sales price for Shares on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over or through which such Shares may be traded, or if not then traded over or through any exchange or quotation system, then the market price of such Shares on the relevant date as determined in good faith by the Board of Directors.

          "Ownership Limit" shall initially mean 9.8%, in number of Shares or value, of the outstanding Shares, after any adjustment as set forth in Section 9 of this Article NINTH, shall mean such greater percentage of the outstanding Shares as so adjusted. The number and value of the outstanding Shares of the Corporation shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

          "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity.

          "Purported Beneficial Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, as defined below in Section 3 of this Article NINTH, the beneficial holder of the Shares, if such Transfer had been valid under Section 2 of this Article NINTH.

          "Purported Record Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, as defined below in Section 3 of this Article NINTH, the record holder of the Shares, if such Transfer had been valid under Section 2 of this Article NINTH.

          "REIT" shall mean a real estate investment trust under Section 856 of the Code.

          "REIT Provisions of the Code" means Sections 856 through 860 of the Code and any successor or other provisions of the Code relating to real estate investment trusts (including provisions as to the attribution of ownership of beneficial interests therein) and the regulations promulgated thereunder.

          "Restriction Termination Date" shall mean the first day after the Adoption Date on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT.

          "Shares" shall mean the shares of the Corporation's Common Stock as may be authorized and issued from time to time pursuant to Article FOURTH.

          "Transfer" shall mean any sale, transfer, gift, assignment, devise or other disposition of Shares (including (a) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Shares, (b) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Shares, but excluding the exchange of Units, debt or any security of the Corporation for Shares and
(c) any transfer or other disposition of any interest in Shares as a result of a change in the marital status of the holder thereof), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. The terms "Transfers" and "Transferred" shall have the correlative meanings.

          "Units" shall mean units of any partnership that are convertible into Shares.

     Section 2.  Ownership Limitation.

          (A) Except as provided in Section 12 and Section 20 of this Article NINTH and subject to clause (F) of this Section 2, from the Adoption Date until the Restriction Termination Date, no Person or Persons acting as a group (other than an Excluded Holder or an Existing Holder) shall Beneficially Own Shares in excess of the Ownership Limit.

          (B) Except as provided in Section 12 and Section 20 of this Article NINTH and subject to clause (F) of this Section 2, from the Adoption Date until the Restriction Termination Date, any Transfer that, if effective, would result in any Person (other than an Excluded Holder or an Existing Holder) Beneficially Owning Shares in excess of the Ownership Limit shall be void ab initio as to the Transfer of such Shares which would be otherwise Beneficially Owned by such Person in excess of the Ownership Limit; and the intended transferee shall acquire no rights in such Shares.

          (C) Except as provided in Section 12 and Section 20 of this Article NINTH and subject to clause (F) of this Section 2, from the Adoption Date until the Restriction Termination Date, any Transfer that, if effective, would result in any Existing Holder Beneficially Owning Shares in excess of the applicable Existing Holder Limit shall be void ab initio as to the Transfer of such Shares which would be otherwise Beneficially Owned by such Existing Holder in excess of the applicable Existing Holder Limit; and such Existing Holder shall acquire no rights in such Shares.

          (D) Except as provided in Section 12 and Section 20 of this Article NINTH and subject to clause (F) of this Section 2, from the Adoption Date until the Restriction Termination Date, any Transfer that, if effective, would result in the Shares being beneficially owned (as provided in Section 856(a) of the Code) by less than 100 Persons (determined without reference to any rules of attribution) shall be void ab initio as to the Transfer of such Shares which would be otherwise beneficially owned (as provided in Section 856(a) of the Code) by the transferee; and the intended transferee shall acquire no rights in such Shares.

          (E) Subject to Section 12 of this Article NINTH from the Adoption Date until the Restriction Termination Date, any Transfer that, if effective, would result in the Corporation being "closely held" within the meaning of
Section 856(h) of the Code shall be void ab initio as to the Transfer of the Shares which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code; and the intended transferee shall acquire no rights in such Shares.

          (F) Nothing contained in this Article NINTH shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange. The fact that the settlement of any transaction is permitted shall not negate the effect of any other provision of this Article NINTH and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article NINTH.

     Section 3.  Excess Shares.

          (A) If, notwithstanding the other provisions contained in this Article NINTH, at any time after the Adoption Date until the Restriction Termination Date, there is a purported Transfer such that (i) any Person (other than an Excluded Holder or an Existing Holder) would Beneficially Own Shares in excess of the applicable Ownership Limit or (ii) any Existing Holder would Beneficially Own Shares in excess of the applicable Existing Holder Limit, then, except as otherwise provided in Section 12 of this Article NINTH, Shares directly owned by such Person or Existing Holder, as the case may be, shall be automatically exchanged for an equal number of Excess Shares until such Person or Existing Holder, as the case may be, does not own Shares in excess of the applicable Ownership Limit or Existing Holder Limit. Such exchange shall be effective as of the close of business on the business day prior to the date of the purported Transfer. If, after exchanging all of the Shares owned directly by a Person or Existing Holder such Person or Existing Holder still owns Shares in excess of the applicable Ownership Limit or Existing Holder Limit, Shares owned by such Person or Existing Holder constructively through the application of
Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, shall be exchanged for an equal number of Excess

Shares until such Person or Existing Holder, as the case may be, does not own Shares in excess of the applicable Ownership Limit or Existing Holder Limit. Where such Person or Existing Holder owns Shares constructively through one or more Persons and the Shares held by such other Persons must be exchanged for an equal number of Excess Shares, the exchange of Shares by such other Persons shall be pro rata. However, if such Person or Existing Holder owns Shares constructively through an Excluded Holder, the Excluded Holder shall not have to exchange its Shares for Excess Shares and the exchange shall be pro rata among the other Persons.

          (B) If, notwithstanding the other provisions contained in this Article NINTH, at any time after the Adoption Date until the Restriction Termination Date, there is a purported Transfer of Shares or any sale, transfer, gift, assignment, devise or other disposition of shares or other interests of a direct or indirect shareholder of the Corporation which, if effective, would cause the Corporation to become "closely held" within the meaning of Section 856(h) of the Code, then any Shares being Transferred which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code (rounded up to the nearest whole Share) shall be automatically exchanged for an equal number of Excess Shares and be treated as provided in this Article NINTH. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer. If, after the exchange of any such Shares, the Corporation is still "closely held" within the meaning of Section 856(h) of the Code, any individual whose Beneficial Ownership of Shares in the Corporation increased as a result of the sale, transfer, gift, assignment, devise or other disposition of shares or other interests of a direct or indirect shareholder of the Corporation and is one of the five individuals who caused the Corporation to be "closely held" within the meaning of Section 856(h) of the Code, shall exchange Shares owned directly for an equal number of Excess Shares until the Corporation is not "closely held" within the meaning of Section 856(h) of the Code. Where several similarly situated individuals exist, the exchange shall be pro rata. If, after applying the foregoing provisions the Corporation is still "closely held" within the meaning of Section 856(h) of the Code, any Shares constructively owned by such individuals shall be exchanged for Excess Shares (other than Shares held by an Excluded Holder), on a pro rata basis among similarly situated individuals, until the Corporation is not "closely held" within the meaning of Section 856(h) of the Code.

          (C) If, at any time after the Adoption Date until the Restriction Termination Date, an event other than a purported Transfer (an "Event") occurs which would (i) cause any Person (other than an Excluded Holder or an Existing Holder) to Beneficially Own Shares in excess of the Ownership Limit or (ii) cause an Existing Holder to Beneficially Own Shares in excess of the Existing Holder Limit, then, except as otherwise provided in Section 12 of this Article NINTH, Shares Beneficially Owned by such Person or Existing Holder, as the case may be, shall be automatically exchanged for an equal number of Excess Shares to the extent necessary to eliminate such excess ownership. Such exchange shall be effective as of the close of business on the business day prior to the date of the Event. In determining which Shares are exchanged, Shares Beneficially Owned by any Person who caused the Event to occur shall be exchanged before any Shares not so held are exchanged. Where several similarly situated Persons exist, the exchange shall be pro rata. If any Person is required to exchange Shares pursuant to this Clause (C) of this Section 3 of this

Article NINTH, such Person shall first exchange Shares directly held by such Person before exchanging Shares held constructively through the application of
Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. Where such Person or Existing Holder owns Shares constructively through one or more Persons and the Shares held by such other Persons must be exchanged for an equal number of Excess Shares, the exchange of Shares by such other Persons shall be pro rata. However, if such Person or Existing Holder owns Shares constructively through an Excluded Holder, the Excluded Holder shall not have to exchange its Shares for Excess Shares and the exchange shall be pro rata among the other Persons.

     Section 4. Prevention of Transfer. If the Board of Directors or its designee shall at any time determine in good faith that a Transfer has taken place in violation of Section 2 of this Article NINTH or that a Person intends to acquire or has attempted to acquire Beneficial Ownership (determined without reference to any rules of attribution) of any Shares in violation of Section 2 of this Article NINTH, the Board of Directors or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that any Transfers or attempted Transfers in violation of Section 2 of this Article NINTH shall automatically result in the designation and treatment described in Section 3 of this Article NINTH, irrespective of any action (or non-action) by the Board of Directors.

     Section 5. Notice to Corporation. Any Person who acquires or attempts to acquire Shares in violation of Section 2 of this Article NINTH, or any Person who is a transferee such that Excess Shares result under Section 3 of this Article NINTH, shall immediately give written notice or, in the event of a proposed or attempted Transfer, give at least 30 days prior written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or attempted Transfer on the Corporation's status as a REIT.

     Section 6. Information for Corporation. From the Adoption Date until the Restriction Termination Date:

          (A) every Beneficial Owner of more than 5% (or such other percentage, between 1/2 of 1% and 5%, as provided in the income tax regulations promulgated under the Code) of the number or value of outstanding Shares of the Corporation shall, within 30 days after January 1 of each year, give written notice to the Corporation stating the name and address of such Beneficial Owner, the number of Shares Beneficially Owned, and a description of how such Shares are held. Each such Beneficial Owner shall provide to the Corporation such additional information as the Corporation may reasonably request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT.

          (B) each Person who is a Beneficial Owner of Shares and each Person (including the stockholder of record) who is holding Shares for a Beneficial Owner shall provide to the Corporation in writing such information with respect to direct, indirect and constructive ownership of Shares as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to determine the Corporation's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     Section 7. Other Action by Board. Subject to Section 2 of this Article NINTH, nothing contained in this Article NINTH shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders by preservation of the Corporation's status as a REIT, provided, however, that no provision of this Section 7 shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange.

     Section 8. Ambiguities. In the case of an ambiguity in the application of any of the provisions of this Article NINTH, including any definition contained in Section 1, the Board of Directors shall have the power to determine the application of the provisions of this Article NINTH with respect to any situation based on the facts known to it.

     Section 9. Modification of Existing Holder Limits. The Existing Holder Limits may be modified as follows:

          (A) Subject to the limitations provided in Section 11 of this Article NINTH, the Board of Directors may grant options which result in Beneficial Ownership of Shares by an Excluded or Existing Holder pursuant to an option plan approved by the Board of Directors and/or the stockholders. Any such grant shall increase the Existing Holder Limit for the affected Existing Holder to the maximum extent possible under Section 11 to permit the Beneficial Ownership of the Shares issuable upon the exercise of such option.

          (B) Subject to the limitations provided in Section 11 of this Article NINTH, an Excluded Holder and an Existing Holder may elect to participate in a dividend reinvestment plan approved by the Board of Directors which results in Beneficial Ownership of Shares by such participating Excluded Holder or Existing Holder and any comparable reinvestment plan of any partnership, wherein those Existing Holders holding Units are entitled to purchase additional Units. Any such participation shall increase the Existing Holder Limit for the affected Existing Holder to the maximum extent possible under Section 11 of this Article NINTH to permit Beneficial Ownership of the Shares acquired as a result of such participation.

          (C) The Board of Directors will reduce the Existing Holder Limit for any Existing Holder after any Transfer permitted in this Article NINTH by such Existing Holder by the percentage of the outstanding Shares so Transferred or after the lapse (without exercise) of an option described in Clause (A) of this
Section 9 of this Article NINTH by the percentage of the Shares that the option, if exercised, would have represented, but in either case no Existing Holder Limit shall be reduced to a percentage which is less than the Ownership Limit.

     Section 10. Increase or Decrease in Ownership Limit. Subject to the limitations provided in Section 11 of this Article NINTH, the Board of Directors may from time to time increase or decrease the Ownership Limit; provided, however, that any decrease may only be made prospectively as to subsequent holders (other than a decrease as a result of a retroactive change in existing law that would require a decrease to retain REIT status, in which case such decrease shall be effective immediately).

     Section 11.  Limitations on Changes in Existing Holder and Ownership
Limits.

          (A) Neither the Ownership Limit nor any Existing Holder Limit may be increased (nor may any additional Existing Holder Limit be created) if, after giving effect to such increase (or creation), five individual Beneficial Owners of Shares (including all of the then Existing Holders) could Beneficially Own, in the aggregate, more than 49.9% in number or value of the outstanding Shares.

          (B) Prior to the modification of any Existing Holder Limit or Ownership Limit pursuant to Sections 9 or 10 of this Article NINTH, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT.

          (C) No Ownership Limit may be increased to a percentage which is greater than 9.9%.

     Section 12. Waivers by the Board. The Board of Directors with a ruling from the Internal Revenue Service, an opinion of counsel to the effect that such exemption will not result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code, or such other evidence as the Board of Directors deems necessary in its sole discretion may exempt, on such conditions and terms as the Board of Directors deems necessary in its sole discretion, a Person from the Ownership Limit or the Existing Holder Limit, as the case may be, if the Board of Directors obtains such representations and undertakings from such Person as the Board of Directors may deem appropriate and such Person agrees that any violation or attempted violation will result in, to the extent necessary, the exchange of Shares held by such Person for Excess Shares in accordance with Section 3 of this Article NINTH.

     Section 13. Legend. Each certificate for Shares shall bear substantially the following legend:

     The securities represented by this certificate are subject to restrictions on ownership and transfer for the purpose of the Corporation's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Except as otherwise provided pursuant to the Articles of Incorporation of the Corporation, no Person may Beneficially Own Shares in excess of 9.8% (or such greater percentage as may be determined by the Board of Directors of the Corporation) of the number or value of the outstanding Shares of the Corporation

     (unless such Person is an Existing Holder or an Excluded Holder). Any Person who attempts or proposes to Beneficially Own Shares in excess of the above limitations must notify the Corporation in writing at least 30 days prior to such proposed or attempted Transfer. All capitalized terms in this legend have the meanings defined in the Articles of Incorporation of the Corporation, a copy of which, including the restrictions on transfer, will be furnished to each stockholder on request and without charge. If the restrictions on transfer are violated, the securities represented hereby will be designated and treated as Excess Shares which will be held in trust by the Excess Share Trustee for the benefit of the Charitable Beneficiary.

     Section 14. Severability. If any provision of this Article NINTH or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall be affected only to the extent necessary to comply with the determination of such court.

     Section 15. Transfer of Excess Shares. Upon any purported Transfer that results in Excess Shares pursuant to Section 3 of this Article NINTH, such Excess Shares shall be deemed to have been transferred to the Excess Share Trustee, as trustee of a special trust for the exclusive benefit of the Charitable Beneficiary or Charitable Beneficiaries to whom an interest in such Excess Shares may later be transferred pursuant to Section 3 of this Article NINTH. Excess Shares so held in trust shall be issued and outstanding Shares of the Corporation. The Purported Record Transferee or Purported Record Holder shall have no rights in such Excess Shares except as provided in Section 18 of this Article NINTH.

     Section 16. Distributions on Excess Shares. Any dividends (whether taxable as a dividend, return of capital or otherwise) on Excess Shares shall be paid to the Excess Share Trust for the benefit of the Charitable Beneficiary. Upon liquidation, dissolution or winding up, the Purported Record Transferee shall receive the lesser of (1) the amount of any distribution made upon liquidation, dissolution or winding up or (2) the price paid by the Purported Record Transferee for the Shares, or if the Purported Record Transferee did not give value for the Shares, the Market Price of the Shares on the day of the event causing the Shares to be held in trust. Any such dividend paid or distribution paid to the Purported Record Transferee in excess of the amount provided in the preceding sentence prior to the discovery by the Corporation that the Shares with respect to which the dividend or distribution was made had been exchanged for Excess Shares shall be repaid to the Excess Share Trust for the benefit of the Charitable Beneficiary.

     Section 17. Voting of Excess Shares. The Excess Share Trustee shall be entitled to vote the Excess Shares for the benefit of the Charitable Beneficiary on any matter. Any vote taken by a Purported Record Transferee prior to the discovery by the Corporation that the Excess Shares were held in trust will be rescinded ab initio. The owner of the Excess Shares will be deemed to have given an irrevocable proxy to the Excess Share Trustee to vote the Excess Shares for the benefit of the Charitable Beneficiary.

     Section 18. Non-Transferability of Excess Shares. Excess Shares shall be transferable only as provided in this Section 18. At the direction of the Corporation, the Excess Share Trustee shall transfer the Shares held in the Excess Share Trust to a Person whose ownership of the Shares will not violate the Ownership Limit or Existing Holder Limit. If such a transfer is made to a Person, the interest of the Charitable Beneficiary shall terminate and proceeds of the sale shall be payable to the Purported Record Transferee and to the Charitable Beneficiary. The Purported Record Transferee shall receive the lesser of (1) the price paid by the Purported Record Transferee for the Shares or, if the Purported Record Transferee did not give value for the Shares, the Market Price of the Shares on the day of the event causing the Shares to be held in trust, and (2) the price received by the Excess Share Trust from the sale or other disposition of the Shares. Any proceeds in excess of the amount payable to the Purported Record Transferee will be paid to the Charitable Beneficiary. Prior to any transfer of any Excess Shares by the Excess Share Trustee, the Corporation must have waived in writing its purchase rights under Section 19. It is expressly understood that the Purported Record Transferee may enforce the provisions of this Section against the Charitable Beneficiary.

     If any of the foregoing restrictions on transfer of Excess Shares is determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Purported Record Transferee may be deemed, at the option of the Corporation, to have acted as an agent of the Corporation in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Corporation.

     Section 19. Call by Corporation on Excess Shares. Excess Shares shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per Share equal to the lesser of (a) the price per Share in the transaction that created such Excess Shares (or, in the case of a devise, gift or other transaction in which no value was given for such Excess Shares, the Market Price at the time of such devise, gift or other transaction) and (b) the Market Price of the Shares to which such Excess Shares relates on the date the Corporation, or its designee, accepts such offer (the "Redemption Price"). The Corporation shall have the right to accept such offer for a period of ninety days after the later of (x) the date of the Transfer which resulted in such Excess Shares and (y) the date the Board of Directors determines in good faith that a Transfer resulting in Excess Shares has occurred, if the Corporation does not receive a notice of such Transfer pursuant to Section 5 of this Article NINTH but in no event later than a permitted Transfer pursuant to and in compliance with the terms of Section 18 of this Article NINTH. Unless the Board of Directors determines that it is in the interests of the Corporation to make earlier payments of all of the amount determined as the Redemption Price per Share in accordance with the preceding sentence, the Redemption Price may be payable at the option of the Board of Directors at any time up to but not later than the five years after the date the Corporation accepts the offer to purchase the Excess Shares. In no event shall the Corporation have an obligation to pay interest to the Purported Record Transferee.

     Section 20. Underwritten Offerings. The Ownership Limit shall not apply to the acquisition of Shares or rights, options or warrants for, or securities convertible into, Shares by an underwriter in a public offering; provided that the underwriter makes a timely distribution of such Shares or rights, options or warrants for, or securities convertible into, Shares.

     TENTH: Meetings of the stockholders may be held within or without the State of Maryland, as the By-laws may provide. The books of the Corporation may be kept (subject to applicable law) outside the State of Maryland at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation. Elections of Directors need not be by written ballot unless the By-laws of the Corporation so provide.

     ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute. All rights at any time conferred upon the stockholders of the Corporation by these Articles of Incorporation are granted subject to the reservations in this Article ELEVENTH.

     TWELFTH: Except as otherwise provided herein, these Articles of Incorporation may be amended by the affirmative vote of a majority of the issued and outstanding shares of Common Stock entitled to vote. To the fullest extent permitted under Maryland law, any transaction requiring stockholder vote under Maryland law may be approved by the affirmative vote of a majority of the issued and outstanding shares of Common Stock entitled to vote.

     THIRTEENTH: The provisions of Title 3, Subtitle 6 of the Corporations and Associations Article of the Annotated Code of Maryland entitled "Special Voting Requirements" (Section 3-601 through and including Section 3-604), shall not apply to any business combination between the Corporation and Security Capital Group Incorporated, a Maryland corporation, and its affiliates and successors.

     FOURTEENTH: Except as may be provided to the contrary in any agreement with any stockholder, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of the stock of the Corporation or any other security of the Corporation which it may issue or sell.

     FIFTEENTH: To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers, no director or officer of the Corporation shall be liable to the Corporation or its stockholders. Neither the amendment nor repeal of this Article FIFTEENTH, nor the adoption or amendment of any other provision of the Articles of Incorporation or By-laws of the Corporation inconsistent with this Article FIFTEENTH, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

     3. These Articles of Amendment and Restatement have been advised by the Board of Directors of the Corporation and have been approved by the stockholders of the Corporation.

     4. The undersigned Chairman acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Chairman acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

     IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its Chairman and attested to by its Secretary on this 10th day of July, 1995.


                         SECURITY CAPITAL ATLANTIC INCORPORATED



                         By: /s/ James C. Potts
                            -----------------------------------
                            James C. Potts
                            Chairman



ATTEST:


 /s/ Paul E. Szurek
----------------------------
Paul E. Szurek
Secretary

                             ARTICLES OF AMENDMENT

                     SECURITY CAPITAL ATLANTIC INCORPORATED



THIS IS TO CERTIFY THAT:

     FIRST: Immediately upon the filing (the "Filing") of these Articles of Amendment for record with the State Department of Assessments and Taxation of Maryland (the "SDAT"), pursuant to Section 2-602(b)(8) the number of shares of Common Stock, $.01 par value per share ("Common Stock"), of Security Capital Atlantic Incorporated, a Maryland corporation (the "Corporation"), which were issued and outstanding immediately prior to the Filing with the SDAT and held of record by each holder thereof shall be changed into one half of such number of shares of Common Stock. Upon the Filing, any right, option, warrant or other contract right to purchase any share or shares of Common Stock, or any security convertible into such Common Stock, shall, without further action, evidence an equivalent right, option, warrant or other contract right to purchase one half of such number or numbers of shares of Common Stock.

     SECOND: The amendment to the charter of the Corporation as set forth above has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

     THIRD: The undersigned Vice President acknowledges these Articles of Amendment to the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Vice President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

     IN WITNESS WHEREOF, the Corporation has caused these Articles to be signed in its name and on its behalf by its Vice President and attested to by its Secretary on this 10th day of September, 1996.



ATTEST:                                 SECURITY CAPITAL ATLANTIC INCORPORATED


/s/ Jeffrey A. Klopf                    By: /s/ Kathy B. Farr           (Seal)
------------------------------              ---------------------------
Secretary                                   Vice President

                                                                       EXHIBIT E

                  POWER OF ATTORNEY AND CONFIRMING STATEMENT


     KNOW ALL MEN BY THESE PRESENTS, that William D. Sanders ("Sanders"), does hereby constitute and appoint Jeffrey A. Klopf and Ariel Amir, each individually, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, with full power to act alone, to sign the Schedule 13D (the "Schedule 13D") filed by Security Capital Group Incorporated and Sanders with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") on October 21, 1996 with respect to Security Capital Atlantic Incorporated ("Atlantic") and all amendments thereto, and to sign Form 4's reporting Sanders' transactions in Atlantic's securities, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and in particular ratifying and confirming the signing and filing of the Schedule 13D filed with the SEC and the NYSE on October 21, 1996 reporting Sanders' ownership of Atlantic's securities, understanding and intending that this Power of Attorney and Confirming Statement shall be filed as an exhibit to the Schedule 13D and shall apply to all amendments thereto.


Dated: October 21, 1996      /s/ William D. Sanders
       ----------------      --------------------------------------------------
                             William D. Sanders